PROSPECTUS


                               VIEW SYSTEMS, INC.
                              a Florida corporation
                                    6,250,000
                     shares of common stock, par value $.001
                              --------------------

     Trading Symbol                    This prospectus  covers  6,250,000 shares
        on the                         of our  common  stock for sale by certain
NASDAQ Over-The-Counter                selling  stockholders.  2,000,000  shares
   Bulletin Board is                   will  be  acquired  from  us  by  certain
      "VYST.OB"                        selling  stockholders  in a private  sale
                                       after   the   effective   date   of   the
                                       registration   statement  of  which  this
                                       prospectus  is a part at a price  of $.50
The last reported sale price for       per "Unit"  (which  consists of one share
our common stock as of December 6,     of stock and a warrant  to  purchase  one
2001 was $.63.                         share  of  stock),   and  an   additional
                                       2,000,000 shares will be acquired from us
                                       through the exercise of the warrants at a
                                       price of $.70  per  share.  In  addition,
                                       1,750,000 shares will be acquired from us
                                       by  a  selling  stockholder  pursuant  to
                                       warrants  held  by it at exercise  prices
                                       of  $.20 per share for 750,000 shares and
                                       $.30  per share for 1,000,000 shares, and
                                       500,000   shares will be acquired from us
                                       by a   selling  stockholder  in  a  share
                                       exchange  with  us  after  the  effective
                                       date  of the  registration  statement  of
                                       which  this prospectus is a part. We will
                                       receive   $1,000,000 in proceeds from the
                                       sale  of  the  Units  and  $1,850,000  in
                                       proceeds   from   the   exercise  of  the
                                       3,750,000      warrants,      aggregating
                                       $2,850,000.   The   selling  stockholders
                                       are identified in this prospectus.


          Investing in the common stock involves a high degree of risk.
                     See "Risk Factors" beginning on page 2.

                                -----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                -----------------

                        Prospectus dated December 21, 2001

         We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, you should not rely on such unauthorized information or representations. Neither we nor the selling stockholders are making an offer to sell or a solicitation of any offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.



                                TABLE OF CONTENTS


                                                                            Page

PROSPECTUS SUMMARY............................................................1
RISK FACTORS..................................................................2
CAUTIONARY NOTE CONCERNING FORWARD LOOKING STATEMENTS........................10
USE OF PROCEEDS..............................................................10
SELLING STOCKHOLDERS.........................................................11
PLAN OF DISTRIBUTION.........................................................12
LEGAL PROCEEDINGS............................................................13
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.................14
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............15
DESCRIPTION OF SECURITIES....................................................16
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITY.................................................17
DESCRIPTION OF OUR BUSINESS..................................................18
MANAGEMENT'S DISCUSSION AND ANALYSIS.........................................25
DESCRIPTION OF PROPERTY......................................................30
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................30
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.....................31
EXECUTIVE COMPENSATION.......................................................32
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE.....................................................32
AVAILABLE INFORMATION........................................................33
ADDITIONAL INFORMATION.......................................................33

                               PROSPECTUS SUMMARY

         This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

Our Company

          We develop, produce and market digital video systems and products used for security and surveillance. We also offer contract electronic component assembly services. Our systems and products are used by the commercial, residential and law enforcement markets. We distribute and support our products through a network of value-added domestic and international resellers.

         We have executive offices, engineering and production facilities at 1100 Wilso Drive, Baltimore, Maryland 21223 and our telephone number is (410) 646-3000. Our World Wide Web address is www.viewsystems.com.

The Offering

         The selling stockholders are offering 6,250,000 shares of common stock. The 6,250,000 shares of common stock include 2,000,000 shares to be acquired by certain selling stockholders in a private purchase of 2,000,000 "Units" (each unit consisting of one share of stock and a 90 day warrant to purchase one share of stock), 2,000,000 shares to be acquired by those selling stockholders upon the exercise of their warrants, 1,750,000 shares to be acquired by a selling stockholder upon the exercise of warrants held by it, and 500,000 shares to be acquired by a selling stockholder upon a share exchange with us. After the offering and assuming all warrants are exercised, we will have 25,472,620 shares outstanding, and will have realized $2,850,000 from the sale of 2,000,000 Units and the exercise of 3,750,000 warrants.

         There are 19,225,620 shares of common stock outstanding as of the date of this prospectus. This excludes (1) the 2,000,000 shares that will be sold to certain Selling Stockholders in the private purchase of Units, (2) the 500,000 shares that will be issued to a Selling Stockholders pursuant to a share exchanges with us, and (3) the 3,750,000 shares underlying outstanding warrants, all of which shares are covered by this prospectus, and also excludes 980,000 shares of common stock that are currently due certain directors, officers, consultants and employees, but that have not yet been issued.

         As used in this prospectus, the terms "we," "us," "our," and "View Systems" means View Systems, Inc., and the term "common stock" means our common stock, par value $.001 per share.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors before investing in our common stock.

Risks Relating to Our Business

We have a limited operating history with our products and we may experience difficulties in development, assembly and production of our products.

         We may not be able to successfully develop all of our products because of their complex engineering, assemble them because of our lack of experience or profitably make them because of our inability to buy components at discounted prices.

         It will be difficult for our engineers to develop enhancements and upgrades that we anticipate will be needed for PlateView and SecureView (see "Description of Business - Our Products"). New products and enhancements and upgrades for our existing products require the design of complex electronic circuitry and the development of long and complex software code instruction sets to power our computer hardware. Our engineers may discover that they can not economically design the new products we have conceived in our business plan or make enhancements and upgrades to our products in response to problems discovered from field installations, technological advances in competing products or components, or new functionality required by the marketplace. In that event, we may be forced to abandon products that are currently in our business plan, either because they are no longer feasible or would not be profitable to manufacture and sell.

         To profitably produce our products, we must obtain components assembled into our products at prices that are discounted by our suppliers because of large quantity orders and there is no assurance we will be able to do that.

We have experienced development stage losses.

         We commenced operations in September 1998. Although our company was incorporated in 1989, we remained a shell company until the fall of 1998. We had operating losses of $3,670,896 for the year ended December 31, 1999 and $2,204,282 for the year ended December 31, 2000. We had operating losses of $882,294 for the nine months ended September 30, 2001. We expect these operating losses to continue to continue through at least the first quarter of 2002.

         Sales of our products have been limited since we commenced operations. As a result of the expenses we have incurred for research and development, marketing, and hiring and retaining key personnel, our expenses have greatly exceeded our revenues. The tragic events of September 11, 2001 have, however, generated an increased interest in our products and services. While we believe that we will incur operating losses for at least the next two quarters, we anticipate that increased sales resulting from the heightened interest in security products will have a significantly positive effect on our earnings by the middle of 2002. However, there can be no assurance that we will be able to generate sufficient revenues to achieve or sustain profitability in the future.

         Our profitability is dependent on our ability to increase sales of our security and surveillance products. In order to increase such sales, we will need to significantly increase our spending on items such as:

         o    development   of   enhancements   and  upgrades  to  our  existing
              SecureView line of products;

         o    marketing and business development expenses; and

         o employment related expenses for the hiring and retention of key personnel.

         If these expenses do not help us generate increased sales of our security and surveillance products, we will not become profitable and we will be forced to reevaluate our business plan.

Our capital is limited and we will need additional financing to implement our business plan and continue operations.

         We require substantial working capital to fund our business. We expect that additional funds will be necessary for our company to implement our business plan. We have developed a business plan to grow our company that assumes that we will have additional capital available to us. Our business model encompasses:

         o    the engagement of additional marketing and sales personnel;
         o    product development;
         o    software development; and
         o    the acquisition of laboratory and testing equipment.

         Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. We believe that the additional cash that will be generated from the sales to the Selling Stockholders of the shares that are being registered in this prospectus, as well as the cash that will be generated if the warrant holders that have shares registered in this prospectus exercise their warrants, together with our revenues, will sustain our operations and allow for anticipated growth in operations and strategic acquisitions through September 30, 2002.

         Going forward, we will continue to seek additional funds through sales of equity and/or debt, or other external financing in order to fund our operations and to achieve our business plan. If we are unable to obtain financing in the amounts desired and on acceptable terms, or at all, we may be required to reduce significantly the scope of our presently anticipated expenditures, which could have a material adverse effect on our growth prospects and the market price of our common stock. If we raise additional funds by issuing equity securities, our stockholders will be further diluted.

The successful operation of our business depends upon the supply of hardware and software from third parties.

         Our operations depend on a number of third parties for hardware and software components. We have limited control over these third parties. We assemble our systems by combining commercially available hardware and software together with our proprietary software. We license software components that are integrated into our proprietary software and installed on our systems. We have license agreements for compression software components, facial recognition and database search software components and optical character recognition software components. Any breaches of these agreements by such third parties, or any errors, failures, interruptions, or delays experienced in connection with these third party technologies could negatively impact our relationship with users and adversely affect our brand and our business, and could expose us to liabilities to third parties.

Our services and reputation may be adversely affected by product defects or inadequate performance.

         We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications or are defective in any way, our reputation may be materially adversely affected and we may suffer a loss of business and a corresponding loss in revenues.

We may face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether such transactions can be located, completed and the other party integrated with our business on favorable terms.

         As part of our long-term growth strategy, we may seek to acquire or make investments in complementary businesses, technologies, services or products or enter into strategic relationships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time, we may enter into discussions and negotiations with companies regarding our acquiring, investing in, or partnering with their businesses, products, services or technologies. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. Acquisitions often involve a number of special risks, including the following:


         o we may experience difficulty integrating acquired operations, products, services and personnel;

         o    the acquisition may disrupt our ongoing business;

         o we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;

         o we may not be able to retain the key personnel of the acquired company;

         o the businesses we acquire may fail to achieve the revenues and earnings we anticipated; and

         o we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire.

         We may not successfully overcome problems encountered in connection with potential future acquisitions. In addition, an acquisition could materially adversely affect our operating results by:

         o    diluting your ownership interest;
         o    causing us to incur additional debt; and
         o forcing us to amortize expenses related to goodwill and other intangible assets.

         Any of these factors could have a material adverse effect on our business. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions.

There are certain provisions of our Articles of Incorporation and Bylaws that could have anti-takeover effects.

         Certain provisions of our Articles of Incorporation, as amended, and our bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of our incumbent officers and directors. Our Articles of Incorporation and bylaws do not provide for cumulative voting in the election of directors. Our bylaws permit the board of directors to implement staggered terms for board members.

         Our Articles of Incorporation exempt us from the Florida statutes governing control-share acquisitions. If we were not exempt from the statutes, then a person intending to acquire 20% or more of our shares would have to give us notice of such intent and request approval of the acquisition by our board of directors. If the board of directors failed to approve the acquisition then such persons could request a meeting of the stockholders at which stockholders would be given an opportunity to vote on whether such shares would be accorded full voting rights. Refusal by the stockholders to accord full voting rights would result in the proposed acquirer obtaining shares that could not be voted on any matters to come before the stockholders. Certain acquisitions are exempt from the effects of the statute, such as mergers, business combinations or other acquisitions that have been approved by the board of directors, as well as acquisitions of shares issued by a company in its original offering or in subsequent offerings approved by its board.

Our success is dependent upon the protection of our intellectual property.

         Certain features of our products and documentation are proprietary and we rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information. Our technology could fall into our competitors' hands. We rely on keeping our technology secret from our competitors. We do not have any patents for our product designs or innovations. Further, we have not applied for copyright protection for our computer schematic designs or software source code. At the same time, we have entered into and expect to enter into business arrangements where we share our proprietary technology with business partners and employees. These arrangements are necessary to develop and sell our products. We require that these parties sign agreements that they will keep our proprietary technology confidential. There can be no assurance that these parties will honor their contractual commitments.

         As part of our confidentiality procedures, we generally enter into confidentiality and invention assignment agreements with our employees and consultants and mutual non-disclosure agreements with our manufacturing representatives, dealers and systems integrators. We also limit access to and distribution of our software, documentation and other proprietary information. We cannot offer assurances that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions we have taken, it might be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization.

         Our  products  are  marketed   under  various  trade  names,   such  as
SecureView, PlateView and CareView. We have not yet applied for federal trademark protection for the trademarks associated with our products. We may not be able to register these trademarks with the US Patent and Trademark Office or we may be forced to abandon these trademarks because other persons have established proprietary rights in them. We may have to chose other trade names for our products, resulting in a loss of investment in these trade names

         We also rely on a variety of technologies that we license from third parties. We cannot make any assurances that these third-party technology licenses will continue to be available to the company on commercially reasonable terms. Our inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our proprietary technology enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially adversely affect our business, results of operations and financial condition.

Intellectual property infringement claims would harm our business.

         Although we do not believe that we are infringing the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any future claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against us can cause product release delays, require us to redesign our products or require us to enter into royalty or license agreements, which agreements may not be available on terms acceptable to us or at all. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, results of operations and financial condition.

Gunther Than's services are critical to the success of our company and if he were to leave View Systems, it would have a detrimental effect on our company.

         We believe that the management and other experience of Gunther Than, our President and Chief Executive Officer, is critical to our success and the loss of his services would have a detrimental impact on our business. Although Mr. Than has signed an employment agreement with us, this agreement may be terminated by Mr. Than on not less than 60 days notice, subject to a one year covenant not to materially compete with us. Our success will also depend on our ability to hire and retain other qualified management, including trained and competent research, technical, marketing and sales personnel.

We may not be able to keep up with market demands for product design and development.

         The market for our products is characterized by ongoing technological development and evolving industry standards. Our success will depend upon our ability to enhance our current products and to introduce new products that address technological and market developments and satisfy the increasingly sophisticated needs of customers. There also can be no assurance that our new products will gain satisfactory market acceptance.

We may be subject to product liability claims and, at this time, we have no product liability insurance.

         If an intrusion or other event that our products are designed to detect occurs in a setting where our products have been installed, we may be subject to a claim that an error or omission on our part contributed to the damages resulting from such event, which damages could be substantial. Such a claim could be made whether or not our product performed properly under the circumstances. We do not carry product liability insurance. A product liability judgment or settlement could have a material adverse effect on our financial condition and results of operations and any adverse claim or settlement could have an adverse effect on the availability and cost to us of product liability insurance in the event that we decide to purchase product liability insurance.

Our efforts to expand into international markets may be unsuccessful.

         In order to compete in our industry, we intend to continue to expand our operations outside of the United States and enter additional international markets, primarily through the establishment of additional reseller arrangements. We expect to commit additional time and development resources to customizing our products and services for selected international markets and to developing international sales and support channels. We cannot assure that such efforts will be successful.

         We face certain difficulties and risks inherent in doing business internationally, including, but not limited to:

         o costs of customizing products and services for international markets;

         o    dependence on independent resellers;
         o    multiple and conflicting regulations;
         o    exchange controls;
         o    longer payment cycles or inability to collect our receivables;
         o    unexpected changes in regulatory requirements;
         o    import and export restrictions and tariffs;
         o    difficulties in staffing and managing international operations;
         o    greater difficulty or delay in accounts receivable collection;
         o    foreign exchange gains and losses
         o    potentially adverse tax consequences;
         o the burden of complying with a variety of laws outside the United States;

         o the impact of possible recessionary environments in economies outside the United States; and

         o    political and economic instability.

         Our successful expansion into certain countries will require additional modification of our products, particularly national language support. Our current export sales are denominated in either United States dollars or the currency of the export country. To the extent that international sales are denominated in U.S. dollars, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and, therefore, potentially less competitive in international markets. To the extent that international sales are denominated in a foreign currency, our operating results are subject to risks associated with foreign currency fluctuation. We may consider entering into forward exchange contracts or otherwise engaging in hedging activities in order to reduce this risk, although to date we have not entered into any such contracts or hedging activities. As we increase our international sales, seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world may also affect our total revenues.

Risks Relating to Our Industry

Because we are subject to intense competition, primarily from larger, more established companies, we may not have the financial resources to increase our market share.

         The market for video surveillance and identification products is very competitive and subject to rapid technological advances and the frequent introduction of new and enhanced products. The industry in which we operate has become even more competitive over the last several years as security issues and concerns have become a primary consideration worldwide. With respect to close circuit television (CCTV) system components and access control systems, there are numerous companies that market directly or through distributors such equipment to both retail and non-retail customers. We compete in marketing our systems and products principally on the basis of product performance, multiple technologies, service and price.

         To compete successfully, we must continue to design, develop, manufacture and sell new and enhanced products that will respond to customer requirements and allow us to capture market share from our competitors. We expect the intensity of competition to continue to put pressure on our engineering research and development departments as existing competitors enhance and expand their products. Any failure of our engineering department to keep pace with technological advances could adversely affect our ability to capture market share. Increased competition also may result in price reductions or reduced gross margins as more companies compete with one another by lowering prices. We must be able to keep our production costs low relative to our competition.

         Many of our competitors have advantages including established positions, brand name recognition, greater assets, personnel, sales and financial resources and established distribution networks. These larger more established competitors include Polaroid Corporation, Loronix Information Systems, Ademco, Sensormatic Corporation and NICE Systems, Ltd. The distribution networks of these larger more established competitors gives them an advantage in achieving higher sales volumes. If they can achieve higher sales volumes, they can spread their costs over larger numbers of units, thereby reducing their per unit production costs and increasing their profitability.

         Competitors with greater financial resources may be able to offer lower prices or other incentives that we cannot match or offer. Some of our competitors produce a more comprehensive product line that may give them an advantage in selling products competitive to ours. We cannot be certain that we will be able to compete successfully against existing or other competition in the future.
                                      -7-

Our inability to keep up with technological changes in our industry and identify emerging markets may render our products obsolete.

         The industry in which we operate is characterized by unpredictable and rapid technological changes and evolving industry standards. We will be substantially dependent on our ability to identify emerging markets and develop products that satisfy such markets. We cannot assure that we will be able to accurately identify emerging markets or that any products we have or will develop will not be rendered obsolete as a result of technological developments. We believe that competition in our business will intensify as technological advances in the field are made and become more widely known. Many companies with substantially greater resources than ours are engaged in the development of products similar to those we sell. Commercial availability of such products could render our products obsolete, which would have a material adverse effect on our company.

We may be subject to increased government regulation.

         We are not subject to government regulation in the manufacture and sale of our products or in the components in our products. However, our resellers and end users will be subject to numerous federal, state, local and foreign regulations that stem from proposed activities in surveillance. Security and surveillance systems, including cameras, raise privacy issues. Our products involve both video and audio. The regulations regarding the recordation and storage of this data are uncertain and evolving. For example, under the Federal wiretapping statute, the audio portion of our surveillance systems may not record people's conversations without their consent. Further, there are state and federal laws associated with recording video in non-public places. Shipments of our products internationally may be regulated as to certain countries that raise national security concerns. All of these regulations may be amended in response to new scientific evidence or political or economic considerations. Any significant change in regulations could adversely affect demand for our products in regulated markets.

Risks Relating to our Common Stock and the Offering

Our stock price has been and may continue to be very volatile.

         The market price of the shares of our common stock has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to factors such as:

         o    actual or anticipated variations in our results of operations;
         o announcements of new products or technological innovations by us or our competitors; and
         o    general conditions in the digital imaging and computer industries.

         Further, the stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.

The warrants we have issued as well as our obligations under the employment agreement of Gunther Than, and our obligation to issue shares earned by certain employees, consultants and directors could have a dilutive effect on our stockholders.

         We have issued numerous warrants to acquire our common stock that, upon exercise, could have a dilutive effect on our stockholders. As of the date of this prospectus, there are warrants outstanding to purchase 3,750,000 shares of our common stock, exercisable at prices ranging from $.20 to $.70 per share with a weighted average exercise price of $.49 per share. All of the shares underlying these warrants are covered under this prospectus. In addition to the warrants outstanding, there are currently 980,000 shares that are due to certain of our directors, officers, employees and consultants that have not yet been issued, including 440,000 shares due to our CEO, Gunther Than, 180,000 shares due to certain other employees, 240,000 shares due to our two independent directors, and 120,000 shares due to a consultant. These shares were earned as compensation for services rendered. If all of the shares due to directors, officers, employees and consultants were issued, and if all of the outstanding warrants were exercised, the amount of shares outstanding would be 26,455,620, an increase of 37% over the current shares outstanding, and a corresponding decrease in the percentage ownership of our common stock by the purchasers of our common stock.

Since we are subject to the penny stock rules, we are subject to extensive government regulation, which makes it more difficult and expensive to raise necessary capital and could impact the market for the shares.

         Our common stock is subject to the "penny stock" rules. As long as the price of our shares remains below $5.00 and we are unable to obtain a listing of our stock on the NASDAQ System or other national stock exchange, we will be subject to the "penny stock" rules. In general, the penny stock rules impose requirements on securities brokers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000 together with their spouse), which tend to reduce the level of trading activity in a stock. Among other things, these rules require that securities brokers:

         o make a special suitability determination before recommending a penny stock;
         o    deliver a risk disclosure document prior to purchase;
         o disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and
         o provide customers with monthly statements containing recent price information.

Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability to sell our common stock in the secondary market.

         In addition, we may decide to register additional shares of common stock under the Securities Act after the closing of this offering for use by us as consideration for future acquisitions or for additional working capital. If we so decide, upon registration and issuance these shares generally will be freely tradable unless the resale thereof is contractually restricted or unless the holders thereof are subject to the restrictions on resale provided under the Securities Act.

Future sales of our common stock in the public market may depress our stock and could limit our ability to raise capital.

         The introduction of the shares offered under this prospectus into the public market could depress the market price for our shares. In addition, as of November 30, 2001 we have 4,039,316 shares that are not registered, but could be sold in limited amounts and with certain restrictions in the public market pursuant to Rule 144 under the Securities Act. If the stockholders holding these shares sell them in the public market, it could depress the price of our stock. Such sales, or even the potential for such sales, could also effect our ability to raise capital through the sale of equity securities.

The market for our company's securities is limited and may not provide adequate liquidity.

         Our common stock is currently traded on the NASDAQ Over-The-Counter Bulletin Board (the "OTCBB"). As of November 30, 2001, there were 16 active market makers of our common stock. In order to trade shares of our common stock, you must use one of these 16 market makers, unless you trade your shares in a private transaction. The average daily trading volume, as reported by the OTCBB over the past 12 months ending on November 30, 2001 was 260,332 shares. This trading volume means there is limited liquidity in our shares of common stock which result in a limited trading market for our common stock. However, while the trading volume of our stock remains volatile, it has increased substantially over the past three months. During the three month period ending November 30, 2001, the trading volume ranged from a low of 13,600 shares to a high of 4,825,700 shares, with an average daily trading volume of 784,720 shares. The price of our common stock as traded on the OTCBB is also extremely volatile. During the three month period ended November 30, 2001, the closing price per share of our common stock as traded on the OTCBB ranged from a low of $.16 per share to a high of $1.02 per share. The variance in our share price occurring on a daily basis makes it extremely difficult to forecast with any certainty the stock price at which you might be able to buy or sell your shares of our common stock.

              CAUTIONARY NOTE CONCERNING FORWARD LOOKING STATEMENTS

         This prospectus contains "forward-looking statements" under the federal securities laws. We caution you to be aware of the speculative nature of forward-looking statements. We intend to identify forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on our good faith beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions that could cause actual future results to differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section of this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. In making these cautionary statements, we are not committed to addressing or updating each factor in future filings or communications regarding our business or results, or addressing how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications.

                                 USE OF PROCEEDS

         We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will receive $1,000,000 in proceeds from the sale of 2,000,000 "units" (consisting of one share and one warrant to purchase one share) to
Liberty Partners, LLC and Empire Fund Managers, LLC after the Registration Statement, of which this prospectus is a part, is declared effective. We may receive up to $1,400,00 in proceeds from the sale of 2,000,000 shares at $.70 per share upon the exercise of the warrants held by each of Liberty Partners, LLC and Empire Fund Managers, LLC, and $450,000 in proceeds from the sale of 750,000 shares at $.20 per share and 1,000,000 shares at $.30 per share upon the exercise of the warrants held by Columbia Financial Group. See "Selling Stockholders" below. None of the Selling Stockholders are obligated to exercise their warrants, and there can be no assurance that they will exercise all or any of them. We intend to use the proceeds to be received by us for working capital, which may include payment of salaries, rent, research and development, purchase of inventory and marketing expenses, and as consideration for future acquisitions. We will pay all the costs of this offering, with the exception of the costs incurred by the Selling Stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.

                              SELLING STOCKHOLDERS

         In September, 2001, we entered into a consulting agreement with Columbia Financial Group ("Columbia") in which we agreed to issue to Columbia warrants for 1,000,000 shares of common stock at an exercise price of $.30 per share and 750,000 shares of common stock at an exercise price of $.20 per share in consideration for certain investor and public relations consulting services. We agreed to register for resale at our expense the shares of common stock underlying the warrants. The consulting agreement is for a term of 12 months, with either party able to cancel the agreement upon 60 days notice. If the agreement is cancelled within the first six months, we are entitled to the return of two-thirds of the warrants, and, if the agreement is cancelled between the seventh and tenth month of the agreement, we are entitled to the return of one half of the warrants. This prospectus covers all of the shares underlying the warrants issued to Columbia pursuant to the agreement. Before September, 2001, Columbia had previously provided investor and public relations consulting services to us under consulting agreements dated September, 2000 and July, 1999, pursuant to which we issued shares and warrants to Columbia, as consideration for its consulting services. All warrants previously issued to Columbia have been exercised by it, and all shares of our common stock previously owed by Columbia have been disposed of by it.

         In October, 2001, we agreed to sell to each of Liberty Partners, LLC ("Liberty") and Empire Fund Managers, LLC ("Empire"), in a private placement, 1,000,000 Units at a price of $.50 per Unit or $500,000 from each. Each Unit consists of one share of common stock and a three month warrant to purchase an additional share of common stock at an exercise price of $.70 per share. As part of the agreement, we agreed to register all of the shares sold to each of Liberty and Empire, as well as all of the shares underlying the warrants sold to each of them. This prospectus covers all such shares. Closing of this sale will take place after the registration statement filed by us with the SEC on Form SB-2 which includes all such shares, becomes effective.

         In December, 2001 we entered into a Joint Development Agreement with Milestone Technology Inc. ("Milestone"), in which we agreed to issue 500,000 shares of our common stock in exchange for six percent of the outstanding common stock of Milestone. Milestone is a privately held company that has obtained and developed a proprietary "Concealed Weapons and Metal Detector" product. Under the Joint Development Agreement, Milestone and we will combine our technologies to develop and market a more comprehensive product. Under the agreement, Milestone will sell the shares of our stock it is issued in order to raise working capital for the joint development project. As part of the agreement, we agreed to register all of the shares issued to Milestone. This prospectus covers all such shares.

         Except as noted above, none of the Selling Stockholders currently has or has in the past three years had a material relationship with us. The table below lists all of the above described Selling Stockholders.

                                                            Common Stock                              Common Stock
                                                       Beneficially Owned Prior   Number of      Beneficially Owned After
                                                            to Offering(1)        Shares Being       Offering(1)(2)
  Name of Selling Stockholder                           Shares        Percent     Registered     Shares         Percent

  Columbia Financial Group                            1,750,000         8.3%       1,750,000       0              0%
  Liberty Partners, LLC                               2,000,000         9.4%       2,000,000       0              0%
  Empire Fund Managers, LLC                           2,000,000         9.4%       2,000,000       0              0%
  Milestone Technology Inc.                             500,000         2.5%         500,000       0              0%




------------------------------

  (1) Shares beneficially owned include any shares that would be issued by contract or upon exercise of warrants or options currently exercisable or exercisable within 60 days of the date of this prospectus.
  (2) Assumes the sale of all shares currently held by the Selling Stockholders, as well as the exercise of all warrants held by the Selling Stockholders, and the subsequent sale of the underlying shares.

PLAN OF DISTRIBUTION

         This  prospectus   relates  to  the  offer  and  sale  by  the  Selling
Stockholders of up to 6,250,000 shares of common stock par value $.001 per share, assuming the exercise of their warrants.

         The shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the shares being offered hereby on the Over-The-Counter Bulletin Board, or otherwise, at prices and under terms then prevailing, at prices related to the then current market price, or at negotiated prices. Registration of the shares does not necessarily mean that any of the shares will be offered by the Selling Stockholders.

         Shares may be sold by one or more of the following means of distribution:

         o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
         o    purchases  by a  broker-dealer  as  principal  and  resale by such broker-dealer for its own account pursuant to this prospectus;
         o    over-the-counter distributions in accordance with the rules of the
              NASD;
         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
         o    privately negotiated transactions.

         The Selling Stockholders and any persons who participate in the sale of the securities offered in this registration statement may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any person and any profits received on resale of the securities offered may be deemed to be underwriting compensation under the Securities Act.

         We will not receive any of the proceeds from the sale of shares by the Selling Stockholder. We will bear all expenses of the offering, except that the Selling Stockholders will pay all underwriting commissions, brokerage fees and transfer taxes as well as fees of their counsel.

         In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

         In order to comply with the securities laws of certain states, the shares must be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and has been complied with.

         The rules and regulations in Regulation M under the Exchange Act provide that during the period that any person is engaged in the distribution (as defined therein) of our common stock, such person generally may not purchase shares of our common stock. The Selling Stockholders are subject to such regulation which may limit the timing of its purchases and sales of shares of our common stock.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                                LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings that would have a material effect on our operations.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

         Our directors, executive officers and key employees, their respective ages and positions, and biographical information on them is set forth below.

Name                     Age  Position Held
Gunther Than             54   President, CEO and Director since September 1998

Dr. Martin Maassen       59   Director  since  May, 1999;  Chairman of the Board
                              since April 2000

Dr. Michael L. Bagnoli   45   Director since May 1999, Secretary since July 2000

         All directors hold office until the next annual stockholders meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing board are filled by a majority vote of the remaining directors.

         Our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our directors or executive officers.

         Gunther Than, President, Director and CEO

         Gunther Than has served as our President and Chief Executive Officer since September 1998. He also served as Chairman of the Board from September 1998 to April 2000, and as a director since April 2000. From 1994 - 1998, Mr. Than was the founder, President and CEO of RealView Systems, Inc. and View Technology, Inc., software developers. Mr. Than continues as President, CEO and director of View Technology, Inc. Prior to founding RealView Systems, Inc., Mr. Than held a variety of executive business management positions. Mr. Than is a graduate of the University of Wisconsin, with a dual degree in engineering physics and applied mathematics.

         Martin Maassen, M.D., Chairman of the Board

         Dr. Maassen became a Director in May 1999. He became our Chairman of the Board in April, 2000. He is board-certified in internal medicine and emergency medicine and has served as a staff physician in the emergency departments of Jackson County, Deaconess, Union and St. Elizabeth hospitals in Indiana since 1977. In addition to practicing medicine, he maintains an expertise in computer technologies and their medical applications. Dr. Maassen also currently sits on the board of directors of NetUniversity.com and Ultimate Sports, Inc.

         Michael L. Bagnoli, D.D.S., M.D., Director and Secretary

         Dr. Bagnoli became a Director in May 1999. He holds degrees as a medical doctor and a dental specialist. Since 1988 he has practiced dentistry in the specialty area of oral and masiofacial surgery for a physician group in Lafayette, Indiana. He introduced in his practice arthroscopy surgery along with the full scope of arthroplastic and total joint reconstruction. Dr. Bagnoli was founder, CEO and president of a successful medical products company, Biotek, Inc., which was sold in 1994.

                           Compensation of Directors

         We compensate our independent directors, Messrs. Maassen and Bagnoli, with 5,000 shares of our common stock for each month of service. Although the independent directors accrue 5,000 shares per month, these shares are not issued on a monthly basis. As of the date of this prospectus, 120,000 shares are due to each of Messrs. Maassen and Bagnoli but which have not yet been issued. We do not have any arrangement for compensating our directors in cash for the services they provide in their capacity as directors, including services for committee participation or for special assignments.



                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following tables and the accompanying text list as of November 30, 2001, the beneficial ownership of our outstanding common stock by: (1) beneficial owners of five percent or more of our outstanding common stock, and
(2) our executive officer, each of our directors, and our executive officer and directors as a group. To our knowledge, except as specified in the tables and the text below, there is no person who presently owns beneficially five percent or more of our outstanding common stock.

         Beneficial ownership of the Selling Stockholders after this offering will depend on the number of shares actually sold by each of them, the number of shares purchased pursuant to warrants owned by them and whether these shares are subsequently sold by them. Beneficial ownership is determined in accordance with the rules of the SEC and generally depends on voting or investment power with respect to the shares. For purposes of calculating the percentages shown in the chart, each person listed is also deemed to beneficially own any shares that would be issued by contract or upon exercise of warrants or options currently exercisable or exercisable within 60 days of the date of this prospectus. The persons named below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares.

Beneficial Owners of Five Percent or More of Our Outstanding Common Stock


Name and Address of Beneficial Owner               Shares             Percent
Columbia Financial Group                        1,750,000 (1)           8.3%
1301 York Road, Ste 400
Lutherville, Maryland 21093
---------------------------------------
(1)Includes 1,750,000 shares issuable upon exercise of warrants that Columbia Financial Group is currently entitled to.

         As of November 30, 2001, Liberty Partners, LLC (8665 Flamingo Road, Suite 2000, Las Vegas, Nevada 89147) ("Liberty") and Empire Fund Managers, LLC (525 South 300 East, Salt Lake City, Utah, 84111) ("Empire") were each entitled to 1,000,000 shares of our common stock and warrants to purchase an additional 1,000,000 shares, pursuant to a Unit Purchase Agreement between Liberty, Empire, and us. If these shares are considered beneficially owned by Liberty and Empire, their corresponding ownership percentage of our outstanding common stock would be 9.4% for each of Liberty and Empire. However, under the Unit Purchase Agreement, both Liberty and Empire are prohibited from acquiring shares of our stock if the amount of shares acquired, together with all other shares of our stock owned at the time of the acquisition, would result in Liberty or Empire (as the case may be) owning more than 4.99% of our then outstanding shares of common stock.

Executive Officer and Directors


Name of Beneficial Owner(1)                     Shares              Percent
---------------------------                     ------              -------

Gunther Than                                 2,675,940 (2)           12.2%
Martin J. Maassen                              404,500 (3)            2.1%
Michael Bagnoli                                150,000 (4)              *
All Executive Officers and Directors         3,230,440               14.4%
as a Group (3 persons)
---------------------------------------
* Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)The address of each person named below is the address of our principal executive office.
(2)Includes 440,000 shares of common stock due to Mr. Than, but not issued.
(3)Includes 120,000 shares of common stock due to Mr. Maassen, but not issued.
(4)Includes 120,000 shares of common stock due to Mr. Bagnoli, but not issued.


                            DESCRIPTION OF SECURITIES

         The summary of the terms of our capital stock set forth below does not purport to be complete. For a detailed, complete description, please see our Articles of Incorporation and our Bylaws, copies of which were filed with the SEC as exhibits to our registration statement on Form SB-2 filed on January 11, 2000.

General

         Our authorized capital consists of 50,000,000 shares of common stock, $0.001 par value. As of the date of this prospectus, there are 19,225,620 shares of common stock issued and outstanding. An additional 2,000,000 shares wil be issued to Selling Stockholders in a private sale, and 500,000 shares will be issued to a Selling Stockholder in a share exchange after the effective date of the registration statement of which this prospectus is a part. In addition, 3,750,000 shares of common stock, all of which are covered under this prospectus, are subject to issuance upon the exercise of outstanding warrants, and there are 980,000 shares of common stock due to certain of our directors, officers, employees and consultants that have not been issued as of the date of this prospectus.

         The transfer agent for the common stock is Interwest Transfer Co., Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117.

Common Stock

         Each share of our common stock has the same relative rights and is identical in all respects with every other share of common stock.

Voting

         The holders of the common stock are entitled to one vote for each share they hold of record on all matters submitted to a vote of our stockholders.

Preemptive Rights

         Holder of our common stock do not have preemptive rights with respect to the issuance of shares. The common stock is not entitled to cumulative voting rights with respect to the election of directors.

Dividends

         The holders of common stock are entitled to pro rata dividends and other distributions, if and when declared, by the board of directors out of assets legally available for the payment of dividends. The payment of dividends, if any, in the future rests within the discretion of the board of directors.

Liquidation and Redemption

         Upon our liquidation, dissolution or winding up, the holder of each share of common stock is entitled to share equally in the distribution of our assets after the payment of liabilities. The holders of common stock are not entitled to the benefit of any sinking fund provision.

         The  shares  of  common  stock  are  not  subject  to  any   redemption
provisions, nor are they convertible into any other security or property. All shares of common stock outstanding are fully paid and non-assessable.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                          FOR SECURITIES ACT LIABILITY

         Florida corporations are authorized to indemnify against liability any person who is a party to any legal proceeding because such person is a director or officer of the corporation. The officer or director must act in good faith and in a manner reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, have no reasonable cause to believe the conduct was unlawful. Florida law does not allow indemnification for an act or omission that involves intentional misconduct or a knowing violation of a law. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. Indemnification is required if a director or officer has been successful on the merits.

         The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director.

         Our articles of incorporation provide for the indemnification of directors and executive officers to the maximum extent permitted by Florida law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that would result in a claim for such indemnification.

                           DESCRIPTION OF OUR BUSINESS

History

         We incorporated in Florida in January, 1989 but did not become active until September, 1998 when Gunther Than joined us as our president and we began development of our product line. In October 1998, we acquired Real View Systems, Inc. a company controlled by Gunther Than and his family by which we acquired compression technology and computer equipment. In February 1999, we acquired Xyros Systems, Inc. by which we acquired remote monitoring and storage engineering, a qualified employee staff and computer hardware and software. In May, 1999, we acquired ETMC, a contract manufacturer of electronic hardware and assemblies with 15 years of manufacturing experience which we have absorbed and whose equipment we use to manufacture our products. In March, 1999, we made our first sales of our security and surveillance products. The potential market for security and surveillance products and services throughout the world is huge and has been enhanced by digital technology, greater storage capacity at a lower cost and advanced software techniques including facial and character recognition abilities.

Overview

         Surveillance devices are common today and are used as a proven method for protection and risk management. We develop, produce and market digital security and surveillance systems and products utilizing video based cameras and microphones. Our security systems, which are marketed under the trade name SecureView, record video images digitally and permit their viewing remotely over the customer's existing CCTV systems together with audio output over ordinary telephone lines. Digital recording connects data to a computer readable format rather than on a conventional video tape. We store the video output on computer hard disks rather than VCR tapes which significantly improves access to stored data. In addition, our systems are programmable and are capable of being customized to satisfy each customer's special requirements, be it coverage which is continuous or when events are detected. Our digital systems also employ digital video data compression which saves space and time for transmissions.

         In addition to SecureView, our products include the following:

              o ViewStorage which is a competitively priced programmable VCR replacement device that records video output digitally for use with existing CCTV systems and which will not degrade as tapes do;
              o PlateView which is a license plate recognition system that uses optical character recognition technology to provide an additional means of identifying individuals in a surveillance area for commercial or law enforcement use;
              o CareView which is a system for monitoring loved ones such as children at a day care center or at home with a baby sitter or adult relatives at a nursing home or hospice;
              o FaceView which is a system for analyzing facial characteristics to identify individuals and persons for access control and tracking; and
              o WebView which is a low-priced retail product that allows a user to capture and view remotely camera output from a limited number of cameras via a connection to a server which in turn is connected to the world-wide web for use by a customer desiring a low cost way to monitor remote assets such as a home or boat. We are marketing this product through a separate web site, www.secureviewsystems.com.

         We currently market our products principally to commercial users for monitoring facilities for the protection of employees, customers and assets which leads to both the curtailment of crime and loss prevention. We also market our products to residential users and law enforcement agencies. We currently distribute and support our products through a network of value-added domestic and international resellers which we intend to expand.

Industry Background

          The increased functionality that digital technology brings to CCTV systems has made this a dynamic and rapidly growing market. Video transmission is just beginning to transform from what was "closed-circuit" to a mix of methods that will widen into hard-wired, phone line, TV cable and wireless link systems. It is expected that this will expand user demand, create new product opportunities and channels of distribution and expand the way in which other communication services are used. The tragic events of September 11 have generated an increased interest in surveillance and security products. This heightened interest is expected to continue for the foreseeable future.

Business Strategy

         We distribute our SecureView line of products, with add-on features, to the market through a network of value-added resellers. We are also in discussions with security companies and law enforcement agencies with respect to distribution agreements.

         We have ongoing reseller arrangements with small and medium sized domestic and international resellers. Our reseller agreements grant a non-exclusive right to sell our products. The reseller purchases from us at a discount from list price and on other terms and conditions in effect at the time of order. The agreements are generally for a term of one year and automatically renew for successive one year terms unless terminated by notice or in the event of breach.

         We intend to market WebView through different channels. We plan to offer WebView for direct retail sale on the world wide web and wholesale through retail distributors. We do not have any agreements with any distributors and will not seek any until we complete development of the product. This product will be priced at a level to be attractive to retail consumers.

         In addition to these products, through our acquisition of ETMC, we acquired an ongoing business operation of providing contract electronic component assembly and test services. ETMC had been in operation for over 15 years and had an established base of clients. ETMC had done approximately 60% of its business for the commercial sector and 40% of its business for the government sector. ETMC's diverse clients have included Hewlett-Packard, Martin Marietta, Maryland Government Procurement Office, Lockheed Martin, and John Hopkins's Applied Physics Labs under contract to NASA. We have absorbed ETMC's business line into our business line while converting a portion of its manufacturing capability to the production of our security and surveillance products.

         Our core strategy is to continue to build products and deliver services that are marketable while at the same time developing new products and applications to anticipate and meet the expanding needs of our customers. We are also attempting to create alliances with various specialty markets which require the use of security systems such as:

         o installers of pools in certain states that require that all residential pools have an alarm system;

         o credit card companies that control their own ATM machines which have surveillance systems; and

         o gas stations and car washes which rely heavily on surveillance systems.

         We will also continue to offer upgrades and enhancements to existing customers as a method of retaining customers. Every customer who does not participate in the upgrade program is targeted by one of our sales persons one year after the date of original purchase, at which time our warranty expires, to offer our newest upgrades to existing systems.

Our Products

         We manufacture several of the hardware components in our systems. We assemble our systems by combining additional commercially available hardware and software together with our proprietary software. We license software components that are integrated into our proprietary software and installed in our systems. We believe that we can continue to obtain components for our systems at reasonable prices from a variety of sources. Although we have developed certain proprietary hardware components for use in our products and purchased some components from single source suppliers, we believe similar components can be obtained from alternative suppliers without significant delay.

         We have software licensing agreements for (i) compression software components, (ii) for facial recognition to possibly integrate into our proprietary software, and (iii) license to integrate commercially available operating systems software into our proprietary software for installation into our products.

SecureView

         SecureView is a line of digital CCTV recording and remote monitoring systems. Our digital CCTV SecureView system:

         o    takes video images captured by cameras;
         o    digitizes the video;
         o stores the video according to times or criteria specified by the customer;
         o retrieves the visual data selectively in a manner that the customer considers valuable or desirable;
         o transmits the video across computer networks or ordinary phone lines;
         o has two way audio ability that can use real-time to communicate to the location being monitored; and o triggers programmed responses to events detected in the surveillance area such as break-ins or other unauthorized breaches of the secured area.

         Our system stores video output on computer hard discs, rather than VCR tapes. Storage on computer hard discs allows selective access to stored data. With a VCR, a user must search an entire tape to review a critical event, often fast forwarding and rewinding. With computer hard disc, a user can gain immediate access to stored data by doing a controlled search for the desired data. Our systems come standard with up to 28 days storage.

         Our systems are programmable -- they can be pre-set to take actions when events are detected in the surveillance area. For example, they can be programmed to begin recording when motion is detected in a surveillance area or to notify the user if the system is not functioning properly. Because of the programmable recording features, our systems can eliminate the unnecessary storage of non-critical image and audio data. This capacity allows the user to utilize the hard disk storage more efficiently.

         Our digital systems employ video data compression. This saves space for storage and time for transmission especially on low bandwidth channels such as plain telephone wiring.

         Our SecureView line of products include the following features:

         o    users can remotely monitor multiple locations from a remote PC;
         o connects to existing CCTV systems allowing retrofit enhancements using our systems;
         o uses any and all forms of telecommunications, such as standard telephone lines;
         o video can be monitored 24 hours a day by a security monitoring center;
         o allows uninterrupted "2-way" audio transmission while switching, controlling and monitoring up to 16 cameras per unit;
         o local and remote recording, storage and playback for up to 28 days, with optional additional storage capability;
         o cameras can be concealed in ordinary home devices such as in smoke detectors;
         o monitors itself to insure system functionality with alert messages in the event of covert or natural interruption;
         o modular expansion system configuration allows user to purchase add on components at a later date; and
         o allows the user to set the system to automatically review an area in desired camera sequence.

ViewStorage

         ViewStorage is currently in development and is expected to reach market later in 2001. ViewStorage is a competitively priced video storage system that will archive the video from our systems. This storage device records video output digitally, and can be configured to house almost any amount of storage of video output from cameras.

         Video recording can be programmed for continuous recording, timed Guard Tour recording, or event driven recording. Unlike images stored on tape, images stored on this VCR replacement device do not degrade over time. It also does not require the on-going and expensive maintenance required by VCR recording devices.

         ViewStorage is modular in nature and can be expanded to add additional storage, up to an amount that meets the requirements of each particular customer. This product has a unique "camera and date/time filtering" feature which allows the user to immediately locate the video recorded on a camera at a given time and date.

PlateView

         PlateView is a license plate recognition system that uses optical character recognition technology to provide an additional means of identifying individuals in a surveillance area. The system can be integrated into an access control mechanism that can open gates or call an attendant to compare an identification made from other data, such as a driver's license, with the identification made with the license plate. Law enforcement personnel can use this system in traffic enforcement. In addition to plate identification, officers can receive early warnings as to a number of items, including whether the owner of a car being stopped has outstanding arrest warrants or whether the license plate matches the vehicle's registration. PlateView was brought to market in the first quarter of 2000.

CareView

         Parent's rising concerns about the safety of their children at home with a baby sitter or nanny or in a day care center - as well as the treatment of a loved one in a nursing home - have created the need for a way of monitoring activities in these facilities. We are developing the CareView system as an option for the care facility. Users of the CareView system access the Internet to scan the day care center's web site and immediately view the video output produced by cameras installed at the care facility.

         For nursing and hospice care facilities, the CareView system allows family and friends to view loved ones when they are not able to be at the care facility -- just by accessing the facilities' web sites.

         The core of CareView is a proprietary personal computer board or component that we have designed. CareView requires our proprietary software capable for use on the Internet. We have developed a prototype of CareView and have successfully tested it at our Maryland facility.

WebView

         We are developing WebView, a low-priced retail product that allows a user to capture camera output from a limited number of cameras and view that output remotely via a connection to a server connected to the World Wide Web. It consists of a proprietary personal computer card or component and proprietary software that is compatible with use on the world wide web. This product is ideal for the consumer who would like a low cost way to monitor his/her assets remotely. We have developed a prototype of WebView and have successfully tested it.

Markets

         Our family of products offers government and law enforcement agencies, commercial security professionals, private businesses and residential consumers a dramatically enhanced surveillance capacity. It also offers a more efficient and economical method to store, search and retrieve historically stored data.

         Residential

         The residential home security user will purchase our products from either commercial companies installing either self-contained or centrally monitored systems, or directly from retail distribution centers.

         Utilizing our technology, individuals can run their own perimeter and interior surveillance systems from their own home computer. Real time action can be monitored remotely at homes through a modem and the Internet. There is also the capability to make real-time monitors wireless. In turn, this reduces the expense and time of the home installation and makes installation affordable for a majority of homeowners.

         An additional advantage of our technology is that it allows for the storage of information on the home computer and does not require a VCR.

         Commercial

         Commercial business users represent the greatest potential users of our surveillance products. Commercial businesses have already realized the need for using surveillance devices for protection. Our products provide observation of facilities for protection of employees, customers, and assets. This can result in the curtailment of crime and loss prevention by employees and others. The market for this technology is the same as the current market for analog CCTV systems, including hospitals, schools, museums, and retail, manufacturing and warehousing facilities.

         Our system reduces the requirements for a guard force. In addition, lesser number of security personnel are needed to monitor, verify and respond to tripped alarms.

         Our products and technology can be used where there is a temporary requirement for real-time surveillance in areas where an analog CCTV system is impractical or impossible. Examples of this are special events, concerts, and conventions. Our systems reduce the need for a large guard force and provide unobtrusive monitoring of these events.

         Law Enforcement

         The gathering of video and data images is commonplace in law enforcement. The data is used to protect both the law enforcement officer and the suspect. It is also used as a historical record for prosecution and event verification.

         Because our technology can be used for stakeouts and remote monitoring of areas, we believe there is a market potential with law enforcement agencies. We have been asked to submit proposals for license plate recognition systems that help law enforcement identify people entering a surveillance area.

         Law enforcement agencies are also frequently using robotic systems to investigate and disarm explosive devices. The robotic systems are severely limited in flexibility by the need to utilize CCTV systems with a VCR, which can be overcome by the use of our digital technology.

Competition

         The markets for our products are extremely competitive. Competitors include a broad range of companies that develop and market products for the identification and video surveillance markets. Competitors in the market for our identification product, PlateView, include Polaroid Corporation, Loronix Information Systems, Data Card Corporation, Dactek International, Inc. Competitors in the video surveillance market include numerous VCR suppliers and digital recording suppliers including, Loronix Information Systems, Inc., Sensormatic Corporation and NICE Systems, Ltd.

         We believe the introduction of digital technology to video surveillance and security systems is our market opportunity. We believe that many of the established CCTV companies have approached the design of their digital CCTV products from the standpoint of integrating their digital products to existing security and surveillance product offerings. These systems are closed, not easily integratable with other equipment and not capable of upgrades as technology improves. We have designed our systems so that they are open, compatible with other digital and analog systems, and easily adaptable to technological advances that will inevitably occur with digital technology.

Intellectual Property

         Certain features of our products and documentation are proprietary and we rely on a combination of patent, contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information. As part of our confidentiality procedures, we generally enter into confidentiality and invention assignment agreements with our employees and mutual non-disclosure agreements with our manufacturing representatives, dealers and systems integrators. Notwithstanding such actions, a court considering these provisions may determine not to enforce such provisions or only partially enforce such provisions. We also limit access to and distribution of our software, documentation and other proprietary information.

         Because the software and firmware (software imbedded in hardware) are in a state of continuous development, we have not filed applications to register the copyrights in these items. However, under law, copyright vests upon creation of our software and firmware, and registration is not a prerequisite for the acquisition of copyright rights. We take steps to insure that notices are placed on these items to indicate that they are copyright protected. The copyright protection for our software extends for the statutory period from the date of first "publication" (distribution of copies to the general public) or from the date of creation, whichever expires first.

         We are in the process of applying to the U.S. Patent and Trademark Office for patent protection of important components of our products. We plan to prepare and file applications to register the trademarks SecureView, CareView and WebView.

         We provide software to end-users under non-exclusive "shrink-wrap" licenses (or automatic license executed once the package is opened) which generally are nontransferable and have a perpetual term. Although we do not generally make source code available to end-users, we may, from time to time, enter into source code escrow agreements with certain customers. We have also licensed certain software from third parties for incorporation into our products.

Government Regulation

         We are not subject to Government regulation in the manufacture and sale of our products, and the components in our products. However, our resellers and end users will be subject to numerous regulations that stem from proposed activities in surveillance. Security and surveillance systems, including cameras, raise privacy issues. Our products involve both video and audio, and added features for facial identification. The regulations regarding the recordation and storage of this data are uncertain and evolving. For example, under the Federal wiretapping statute, the audio portion of our surveillance systems may not record people's conversations without their consent. Further, there are state and federal laws associated with recording video in non-public places. Shipments of our products internationally may be regulated as to certain countries that raise national security concerns. These laws are evolving.

Employees

         We employ 18 persons including three persons in part-time positions. We also employ four independent contractors who devote a majority of their work to a variety of our projects. Our employees are not presently covered by any collective bargaining agreement. Our relations with our employees are good, and we have not experienced any work stoppages.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis should be read in conjunction with our financial statements and the accompanying notes. In addition to historical information, this Form 10-KSB contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans and expectations. The Company's actual results could differ materially from management's expectations.

         In the first several years of operation since September 1998, we have devoted most of our resources to the research and development of digital video surveillance and security products. We have generated limited revenues from our security products to date, but are rapidly expanding our sales and distribution network. During the last year we have been working on delivering new products to market and enhancing and upgrading our product line. Until we more fully develop our sales and distribution network, we expect our operating losses to continue. Although our revenue from contract manufacturing services has decreased significantly, we still provide contract manufacturing services, and remain ready to take advantage of potential increases in this market. ETMC had provided such services for more than 15 years and had an established customer base. While we have continued the contract manufacturing business line, we have increased ETMC's manufacturing capacity to permit production of our products.

         The tragic events of September 11, 2001 generated a larger than normal interest in our products and services. This trend has continued and inquiries regarding our products have increased substantially. On-line and web site inquires more than quadrupled and phone inquires have more than tripled since September 11, 2001. We have added two more inbound telephone lines and are staffing to meet the increased demand. As of September 30, 2001, we had $2,800,000 of purchase orders, some which are backed by letters of credit.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2000

Results of Operations

Revenue

         For the nine months ended September 30, 2001, revenues from sales of our products increased $597,863 or 407% to $744,842 from $146,979 in the same period last year, and revenues from sales of our services decreased $251,568 or 96% to $9,512 from $261,080 in the same period last year. Of the $754,354 in total revenue during the nine month period ended September 30, 2001, $744,842 or 99% was derived from sales of systems and $9,512 or 1% from sales of contract manufacturing services. While the percentage of revenues generated from sales of our contract manufacturing services has decreased to only 1% of our revenues, we will continue to offer contract manufacturing services, and remain ready to take advantage of potential increases in this market.


Gross Profit

         Gross profit on sales for the nine months ended September 30, 2001, increased $196,888 or approximately 100%, to $393,779 compared with $196,891 in the same period last year. Gross profit margin for the nine months ended September 30, 2001, was 52% compared with 48% in the same period last year. Because of low net sales we achieved in the period last year ended September 30, 2000, we do not believe gross profit margin comparisons are meaningful at this stage of our operations.

Costs and Expenses

         Operating expenses for the nine months ended September 30, 2001, decreased to $1,276,073 from $1,376,264 for the comparable period in 2000. The decrease is principally due to decreased expenditures in sales promotions.

         Costs of Products and Services Sold. The cost of products and services sold was $360,575 for the nine months ended September 30, 2001 and represents 48% of revenue for the period, compared to $211,168 for the nine months ended September 30, 2000 which represents 52% of revenues for that period. Because of our low sales volume in the same period last year, we do not consider the costs of goods sold in the same period last year to be a good measure of our true cost of goods sold. We anticipate that our profit margins on sales of security systems will exceed our profit margins on sales of services.

         We are continually working on engineering changes in our security products that we expect will lower component costs for these products. We do not determine our inventory on a quarterly basis, instead we do it on an annual basis. Therefore, our cost of goods sold is based on estimates of inventory used in products sold.

         Research and Development Expense. No expenditures were made on research and development for the nine months ended September 30, 2001, as compared with $143,840 in the same period last year.

         Salaries and Benefits. We spent $422,178 on salaries and benefits for the nine months ended September 30, 2001, as compared with $420,032 for the same period last year. Going forward, we plan to significantly increase our expenditures in salaries and benefits to address the additional staffing needed in the aftermath of the events of September 11.

Net Operating Loss.

         Net loss was $(882,294) for the nine months ended September 30, 2001, compared to a net loss of $(1,179,373) for the nine months ended September 30, 2000. The basic and fully diluted loss per share is $.02 for the third quarter 2001, compared to $.05 for the same period last year. The basic and fully diluted loss per share for the nine months ended September 30, 2001 is $.07 compared to $.15 for the same period last year.


Changes in Financial Condition

         As of September 30, 2001, we had total assets of $2,451,389 an increase of $563,965 over the December 31, 2000 balance of $1,887,424. Total liabilities were $541,630, at September 30, 2001, resulting in stockholders' equity of $1,909,759, an increase of $631,706 from the December 31, 2000 balance of $1,278,053.

         During the nine months ended September 30, 2001, our cash increased from $265,245 at December 31, 2000, to $366,207 at September 30, 2001. Net cash used in operating activities was $1,257,231 for the nine months ended September 30, 2001, including increases in accounts receivable of $407,471, increases in inventory of $78,103, and decreases in accounts payable of $8,077.

         Net cash generated from financing activities during the nine months ended September 30, 2001 was $1,392,448, consisting of proceeds received from sales of stock of $1,489,000, less $61,189 advanced to stockholders, less payments of $35,363 made on a promissory note to Columbia Bank with an outstanding principal balance of $6,720 at September 30, 2001.

         As a result of the foregoing, at September 30, 2001 we had working capital of $560,507, $562,488 of net trade accounts receivable, and $173,442 in inventory. We have provided and may continue to provide payment term extensions to certain of our customers from time to time. As of September 30, 2001 there were not material payment term extensions in effect.

         Our inventory balance at September 30, 2001, was estimated to be $173,442. We do not take inventory on a quarterly basis, and we made inventory estimates based on annual inventory determinations. With expected increased product sales, we will need to make increased inventory expenditures. However, the terms of our product sales frequently require a twenty five percent (25%) deposit on order. In addition, we endeavor to keep inventory levels low. Therefore, we do not believe that increased product sales, and the resulting materials purchases and inventory increases, will adversely affect liquidity in any material respect.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

Results of Operations

Revenue

         In 1999, our revenues totaled $303,711 of which $65,954 was derived from sales of security systems and $237,757 from sales of contract manufacturing and test services. In 2000, our revenues totaled $661,789, or an increase of 118% over the prior year.

         In 2000, we derived $319,376, or 48% of revenues from sales of security systems and $342,413, or 52%, from sales of contract manufacturing and test services. This represents a major change from the prior year in which 78% of revenue derived from contract manufacturing and only 22% of revenue was derived from sales of security systems. In the last quarter of 2000, only 32% of the revenues were derived from contract manufacturing in the face of increasing revenues.

Gross Profit And Operating Expenses

         Gross profit on sales for the year ended December 31, 1999, was $45,333 compared to $225,479 for the year ended December 31, 2000, a fivefold increase. Gross profit margin was 15% in 1999 and 34% in 2000.

         Operating expenses for the year ended December 31, 1999, were $3,716,229, compared with $2,429,761 in 2000. Approximately, $2,147,000 of our operating expenses in 1999 were attributable to the issuance of shares of our common stock as compensation and incentive, and as a means to attract and retain qualified personnel. As a result cash operating expenses in 1999 were only $1,569,229. Approximately $345,000 of our operating expenses in 2000 were attributable to the issuance of shares of our common stock as compensation resulting in cash expenses of $2,084,761 for that year.

Costs And Expenses

         Costs Of Products And Services Sold. The cost of products and services sold, consisting principally of the costs of labor, hardware components, supplies and software amortization, was $436,310 in 2000 as compared to $258,378 in 1999, and represented 85% of revenue in 1999 and 66% of revenue in 2000, a decrease of approximately 20%. As product sales in the future account for a larger percentage of overall sales, we expect that our costs of goods and services sold will decline as a percentage of total revenue and stabilize in the mid 70% range. Our profit margins on sales of security systems exceeds our profit margins on sales of services. We are currently working on engineering changes in our security products that we expect will further lower component costs for these products.

         Salaries And Benefits. We spent $2,045,531 in salaries and benefits in 1999. We organized and staffed up in 1999, converting many independent contractors to employees. In 2000, we spent $794,166 for salaries and professional fees. We incurred expenses associated with issuing shares of our common stock to employees of $2,045,531 in 1999 and $344,802 in 2000. We believe these expenses were necessary in the past and will continue to be necessary in the future in order to attract qualified personnel and conserve cash during our early years of operation.

         Research And Development Expense. We spent $210,143 in 1999 on research and development and $132,300 in 2000. We expect to continue to fund new product development in 2001 at or above the dollar levels expended in 2000.

         Investor Relations Expenses. Investor relations expenses increased from $212,086 in 1999 to $392,136 in 2000. Included in this expense category is the issuance of shares of our common stock to Columbia Financial Group, LLC and Magnum Financial in California in partial payment of their services in providing investor relations support.

         Professional Fees. Professional fees increased from to $317,100 in 1999 to $359,131 in 2000. These fees include attorneys, accountants, and programming contractors.

Write-Off Of Goodwill And Other Intangible Assets.

         Following the consummation of the purchase of ETMC it experienced a significant decrease in sales volume. For the seven months following the purchase through December 31, 1999, ETMC sales to unrelated entities totaled $231,970 which, if annualized, amount to approximately $400,000, less than half of the previous years sales of $820,000. Additionally, ETMC's sales volume for the year 2000 was $342,413. In accordance with applicable accounting requirements, we determined that the following changes in circumstances had occurred which required a review for possible impairment: a significant change in the manner in which the asset was used, current period operating and cash flow losses, and a forecast of continuing losses.

         Our impairment review consisted of an analysis of the future sales prospects of ETMC's manufacturing business and an evaluation of the cash flows to be realized hereafter. Our review indicated that sales volume would not increase significantly from the current levels for the foreseeable future. At these significantly decreased sales levels, cash flows to be realized from this business line would be negative due to fixed operating expenses exceeding gross profit on sales. We also considered the fact that ETMC continues to provide a skilled employee force and a captive manufacturing resource that was used in the original valuation of the combination. As a result of this analysis, we determined the remaining value of the goodwill to be associated with the captive manufacturing capabilities and skill set of ETMC to be more than half of the book value, and our related write-off of 40% of the goodwill is consistent with that valuation.

Net Operating Loss

         Net loss was $3,670,896 for 1999, or $.63 per share, compared to a net loss of $2,204,282 or $.18 per share for the year 2000. We have accumulated an aggregate of approximately $1.7 million of net operating loss carry-forwards as of December 31, 2000, which may be offset against taxable income in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to their expiration in the year 2018. In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carry-forwards which can be used. No tax benefit for these carry-forwards has been reported in the financial statements for the years ended December 31, 1999 or 2000.

Changes in Financial Condition

         As of December 31, 2000, we had total assets of $ 1,887,424, an increase of approximately $55,000 over last year's $1,831,860. Total liabilities were $609,371, resulting in stockholders' equity of $1,278,053, a decrease from last year's $1,447,861 of $169,808.

         During the year ended December 31, 2000, our cash increased from $89,150 at December 31, 1999, to $265,245 at December 31, 2000. Net cash used in operating activities was $1,222,519 for the year ended December 31, 2000, including increases in accounts receivable of $61,739, decreases in inventory of $45,874, increases in accounts payable of $227,141 and increases in accrued interest of $11,000.

         Net cash generated from financing activities during the year ended December 31, 2000, was $1,480,727, consisting of proceeds received from the sale of stock, plus $56,452 advanced from stockholders, less payments made on a promissory note with an outstanding principal balance of $42,083, plus accrued and unpaid interest, which note accrues interest at a rate of 2% plus prime, to Columbia Bank. View Systems pays $5,000 per month to Columbia Bank.

         As a result of the foregoing, as of December 31, 2000, we had negative net working capital of $93,770, $155,017 of trade accounts receivable and $95,339 in inventory. We have provided and may continue to provide payment term extensions to certain of our customers from time to time. As of December 31, 2000, we have not granted material payment term extensions.

         Our inventory balance at December 31, 2000, was estimated to be $95,339. We do not take inventory on a quarterly basis, and we made inventory estimates based on annual inventory determinations. With expected increased product sales, we will need to make increased inventory expenditures. However, the terms of our product sales requires a twenty five percent (25%) deposit on order. In addition, we endeavor to keep inventory levels low. Therefore, we do not believe that increased product sales, associated materials purchases and inventory increases, will adversely affect liquidity.


LIQUIDITY AND CAPITAL RESOURCES

         Since the start-up of our operations in 1998, we have funded our cash requirements primarily through equity transactions. We received $8,276,259 since inception through the issuance of our common stock. We used the proceeds from these sales of equity to fund operating activities, including, product development, sales and marketing, and to invest in the acquisition of technology, assets and business. We are not currently generating cash from our operations in sufficient amounts to finance our business and will continue to need to raise capital from other sources.

         We believe that cash from operations, funds available, and the proceeds received from the sales to the Selling Stockholders of the shares that are covered by this prospectus, as well as the cash that will be generated if the warrant holders that have shares covered under this prospectus exercise their warrants, will sustain our operations and allow for anticipated growth in operations and strategic acquisitions through September 30, 2002.

PLAN OF OPERATION

         The amount of capital that we need to raise will depend upon many factors primarily including:

         o the rate of sales growth and market acceptance of our product lines;
         o the amount and timing of necessary research and development expenditures;
         o the amount and timing of expenditures to sufficiently market and promote our products; and
         o    the amount and timing of any accessory product introductions.

         We intend to use the cash raised from the exercise of warrants held by the Selling Stockholders to the following:

         o bring our FaceView, PlateView and Access Control products to market;
         o    continue our product development efforts;
         o expand our sales, marketing and promotional activities for the SecureView line of products; and
         o    increase our sales and marketing and customer support staff.

         We operate in a very competitive industry that requires continued large amounts of capital to develop and promote our products. We believe that it will be essential to continue to raise additional capital, both internally and externally, to compete in this industry.

         In addition to accessing the public and private equity markets, we will pursue bank credit lines and equipment lease lines for certain capital expenditures. We currently estimate we will need between $2 million and $3 million to launch our expanded business operations in accordance with our current business plan.


                             DESCRIPTION OF PROPERTY

         We lease 6,000 square feet of space used for executive offices and engineering design and manufacturing facilities in Baltimore, Maryland. The lease term commenced on May 1, 2001 and ends on April 30, 2003. During the term of the lease, the rent is $2,200 per month.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following information summarizes certain transactions we engaged in during the past two years, or we propose to engage in, involving our executive officers, directors, 5% stockholders or immediate family members of those persons:

         View Technology, Inc. is a privately held Colorado corporation founded in 1994 by Gunther Than, our President and CEO. Mr. Than is also President and CEO of View Technology. We advanced monies from time to time during 1999 to View Technology to provide it with working capital in order to complete development of certain products which we manufacture and market. As of this date, View Technology is indebted to us in the amount of $90,990. We also had a license agreement with View Technology for use of compression software. We no longer use View Technology to assist us in the development of our products or its compression software. It is not likely that we will collect in the future any of View Technology's indebtedness to us.

         From time to time during 1999, we advanced non-interest bearing loans to Gunther Than and his wife, who was our employee. All of such loans have been repaid. In addition during 1999, we also redeemed 59,860 shares of our common stock owned by Mr. Than at a price of $2.00 per share or $119,720 in the aggregate, consisting of $52,000 cash and the cancellation of $67,719 of his indebtedness due to us. Mr. Than was granted the option for a period of two years after the redemption to repurchase the shares at a price per share of $2.00 plus interest on the cancelled debt at the rate of 10% per year. Mr. Than has not taken a salary from us during 2001. Consequently, as of November 30, 2001, we owe Mr. Than compensation in the amount of $110,000.

         See "Executive Compensation" for a description of warrants and stock issued to our directors and officers.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Our shares are traded on the Over-The-Counter Bulletin Board under the symbol "VYST.OB." The high and low bids for the periods indicated, according to information from the National Quotation Bureau, were:

         2001                                        High              Low
         Quarter ended March 31, 2001                1.09              .47
         Quarter ended June 30, 2001                  .71              .41
         Quarter ended September 30, 2001             .71              .16

         2000                                        High              Low
         Quarter ended March 31, 2000                4.19             2.06
         Quarter ended June 30, 2000                 3.19             1.13
         Quarter ended September 30, 2000            1.60              .44
         Quarter ended December 31, 2000              .88              .38

         1999                                        High              Low
         Quarter ended September 30, 1999            5.00             2.25
         Quarter ended December 31, 1999             6.35             2.00

         As of November 30, 2001, we had 252 stockholders of record.

         These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Dividend Policy

         We have not declared or paid cash dividends or made distributions in the past, and we do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We intend to retain and invest future earnings to finance our operations.

                             EXECUTIVE COMPENSATION

         No compensation was payable to any executive officer for any fiscal year until the fiscal year ending December 31, 1999. No officer or director received compensation in any fiscal year in excess of $100,000 with the exemption of Gunther Than, currently our only executive officer. The following table sets forth certain information concerning his compensation for the years ending December 31, 1999 and December 31, 2000.

                                              Annual Compensation                          Long-Term Compensation
                                              -------------------                          ----------------------
                                                                               Awards                    Payouts
                                                                               ------                    -------
                                                                                    Securities
                                                                                      Under-
                                                           Other       Restricted     lying
                                                           Annual        Stock       Options/         LTIP        All Other
      Name and            Year    Salary     Bonus      Compensation    Award(s)       SARs         Payouts     Compensation
  Principal Position                ($)       ($)           ($)           ($)          (#)            ($)
  ------------------                ---       ---           ---           ---          ---            ---

   Gunther Than,          1999    $72,000  $337,500(1)      ---                      60,000(2)        ---             0
   President and CEO      2000    $96,000                $110,400(3)                                  ---             0


(1) The bonus amount represents 300,000 shares awarded to Gunther Than in 1999 for bringing about the acquisition of ETMC, 150,000 of which vested in 1999 and 150,000 of which vested in 2000. The 300,000 shares were valued at a price of $1.35 per share which was market value less a discount based on the trading restrictions on the shares.

(2) These options were granted to Mr. Than as non-qualified options under our stock options plan to acquire 60,000 shares at an option price of $.01 per share which vest at the rate of 5,000 shares per month commencing July 1999.

(3) This amount represents 480,000 shares of our common stock valued at $.23 per share which was market value less a discount based on the trading restrictions on the date of issuance. The shares were granted to Mr. Than pursuant to his employment agreement.

Employment Agreements

         Mr. Than has an Executive Employment Agreement with us to serve as our President and Chief Executive Officer, effective June 1, 1999, without a term but terminable by either party on 60 days written notice. He is entitled to compensation in the amount of $10,000 per month for the calendar year 2001, and an accrual payment of 480,000 shares of our common stock per year in exchange for his covenants not to compete with us for a period of one year after any termination of the Agreement. If we terminate the employment of Mr. Than without cause or because of merger, acquisition or change in control, we will be obligated to pay him approximately $350,000 in severance payments over a three year period.

         Certain employees are eligible to receive up to 2,000 shares per month as part of their compensation from us. As of November 30, 2001, the number of shares due to such employees was 180,000.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Prior to becoming a reporting company under the Exchange Act on October 6, 1998, we acquired RealView Systems, Inc. ("Real View"). RealView was acquired by us through a share exchange, as a result of which, RealView became our wholly owned subsidiary. Due to the immateriality of this transaction, we accounted for it as a pooling of interest. As a result, all of our financial statements and financial information were restated to include the amounts and results of operations of RealView.

         Following the acquisition, we decided to become a fully reporting company under the Exchange Act. To become a reporting company, we filed a registration statement on Form 10SB to register our common stock under Section 12(g) of the Exchange Act on August 13, 1999. We were required to include in this registration statement audited statements of income, cash flows and changes in stockholders' equity for 1997 and 1998. This required us to include the financial information for RealView for 1997 and 1998.

         RealView had engaged the accounting firm of Katz, Abosch, Windesheim, Gershman & Freedman, P.A. (Katz, Abosch) to provide audit accounting services and to render an independent audit report, dated June 1, 1998, of the financial statements of RealView as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from September 15, 1993 (inception) to December 31, 1997.

         We requested and received Katz, Abosch's authorization to include the results of their audit in our financial reports in our Form 10SB and in our registration statement on Form SB-2, which we filed on January 11, 2000. However, as a matter of its own internal policy, Katz, Abosch does not provide audit accounting services to public companies. Therefore, it did not offer to provide audit accounting services to us and we engaged another company, Stegman & Company to provide such services.

         Katz, Abosch did not render an adverse opinion or disclaimer of opinion with regard to its audit of the financial statements of RealView, nor was its audit work for RealView modified as to uncertainty, audit scope, or accounting principles. The decision to engage Stegman & Company as our auditors was approved by both our board of directors and stockholders. We did not have any disagreements with Katz, Abosch on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                              AVAILABLE INFORMATION

         We are subject to the information reporting requirements of the Securities Exchange Act and, accordingly, file reports and other information with the Commission. Such reports and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1026, 450 Fifth Street N.W., Washington, D.C. 20549, and the public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The information is also available at the Commission's regional offices located at 7 World Trade Center in New York, NY 10007, at the Klucynski Building, 230 Fourth Dearborn Street, in Chicago, IL 60604 and at 5757 Wilshire Boulevard, Los Angeles, CA 90024. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates and are also available on the Commission's web site at www.sec.gov

                             ADDITIONAL INFORMATION

         We filed a registration statement with the Commission under the Securities Act with regard to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and in the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information reference is made to such registration statement and the exhibits and schedules thereto. The registration statement and any amendments, including exhibits are available for inspection and copying as set forth above. We intend to distribute annual reports containing audited financial statements to our stockholders.

                          Index To Financial Statements
                                View Systems, Inc


                                                                        Page No.
                                                                        --------

Independent Auditors' Report                                                 F-1

Consolidated Balance Sheet at December 31, 2000                              F-2

Consolidated Statements of Operations for the                                F-3
Years Ended December 31, 2000 and 1999

Consolidated Statements of Changes in Stockholders'
Equity for the years ended December 31, 2000 and 1999                        F-4

Statements of Cash Flows for the
years ended December 31, 2000 and 1999                                       F-5

Notes to Consolidated Financial Statements                                   F-7

Consolidated Balance Sheet at September 30, 2001                            F-16

Consolidated Statements of Operations for the Nine Months and               F-17
Quarter ended September 30, 2001 and 2000

Consolidated Statements of Changes in Stockholders' Equity
for the Period from January 1, 2000 to September 30, 2001                   F-18

Consolidated Statements of Cash Flows for the Nine Months
Ended September 30, 2001 and 2000                                           F-19

Notes to Consolidated Financial Statements                                  F-20

The Board of Directors and Stockholders

View Systems Inc.
Columbia, Maryland

          We have audited the accompanying consolidated balance sheet of View Systems Inc. and Subsidiaries (the Company) as of December 3l, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 3l, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 3l, 2000 and 1999 present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                                               Stegman & Company

Baltimore, Maryland
March 15, 2001


                               VIEW SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS
CURRENT ASSETS:
    Cash                                                                                  $ 265,245
    Accounts receivable (net of allowance for doubtful accounts of $10,000)                 155,017
    Inventory                                                                                95,339
                                                                                          ---------
           Total current assets                                                             515,601
                                                                                          ---------

PROPERTY AND EQUIPMENT:
    Equipment                                                                               323,766
    Leasehold improvements                                                                   20,261
    Software tools                                                                           15,071
    Vehicles                                                                                 43,772
                                                                                          ---------
                                                                                            402,870
           Less accumulated depreciation                                                     79,814
                                                                                          ---------
              Net value of property and equipment                                           323,056
                                                                                          ---------

OTHER ASSETS:
    Goodwill                                                                                894,383
    Investments                                                                              28,000
    Due from affiliated entities                                                            105,552
    Due from affiliate                                                                       20,000
    Deposits                                                                                    832
                                                                                          ---------
           Total other assets                                                             1,048,767
                                                                                          ---------
           TOTAL ASSETS                                                                  $1,887,424
                                                                                          =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                     $  401,247
    Note payable - bank                                                                      42,083
    Accrued interest                                                                         22,000
    Notes payable - other                                                                   110,000
    Due to stockholder                                                                        2,090
    Payroll  tax liabilities                                                                 31,951
                                                                                         ----------
           Total current liabilities                                                        609,371
                                                                                         ----------
STOCKHOLDERS' EQUITY:
    Common stock - par value $.01,  50,000,000 shares authorized,
      Issued and outstanding - 11,481,031 shares                                             11,481
    Additional paid-in capital                                                            7,364,502
    Accumulated deficit                                                                  (6,097,930)
                                                                                         ----------
           Total stockholders' equity                                                     1,278,053
                                                                                         ----------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $1,887,424
                                                                                         ==========

See accompanying notes



                               VIEW SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                           2000                      1999
                                                                           ----                      ----

REVENUE:
    Sales of contract assembly services                                $  319,376                $   65,954
    Sales of assembled electronic components                              342,413                   237,757
                                                                      -----------               -----------
           Total sales                                                    661,789                   303,711

    Cost of goods sold                                                    436,310                   258,378
                                                                      -----------               -----------
GROSS PROFIT ON SALES                                                     225,479                    45,333
                                                                      -----------               -----------

OPERATING EXPENSES:
    Advertising and promotion                                              20,931                    23,256
    Amortization                                                          113,135                    95,299
    Bad debts                                                              14,010                       -
    Business development expense                                          133,393                   140,000
    Contributions                                                          10,347                     2,500
    Depreciation                                                           44,765                    29,856
    Dues and subscriptions                                                  2,573                     3,379
    Employee compensation and benefits                                    794,166                 2,045,531
    Impairment loss of goodwill and other intangible assets                   -                     244,155
    Insurance                                                              21,088                    17,038
    Interest                                                               23,338                    51,262
    Investor relations                                                    392,136                   212,086
    Miscellaneous expenses                                                 13,692                    19,445
    Office expenses                                                        94,846                    69,989
    Professional fees                                                     359,131                   317,100
    Rent                                                                  121,951                    74,228
    Repairs and maintenance                                                 9,148                    10,167
    Research and development                                              132,300                   210,143
    Taxes (other than income)                                               5,249                     3,201
    Telephone                                                              35,807                    28,398
    Travel                                                                 72,851                   105,813
    Utilities                                                              14,904                    13,383
                                                                      -----------               -----------
           Total operating expenses                                     2,429,761                 3,716,229
                                                                      -----------               -----------

NET LOSS FOR THE YEAR                                                 $(2,204,282)              $(3,670,896)
                                                                      ===========               ===========

LOSS PER SHARE:
    Basic                                                             $(     0.19)              $(     0.63)
                                                                      ===========               ===========

    Diluted                                                           $(     0.19)              $(     0.63)
                                                                      ===========               ===========

See accompanying notes


                               VIEW SYSTEMS, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                          Additional                            Total
                                            Common         Paid-In         Accumulated       Stockholders'
                                             Stock         Capital            Deficit           Equity
                                            ------        ----------       -----------       ------------
Balances at January 1, 1999                $ 4,167        $  406,253       $(  222,752)     $   187,668

    Sale of common stock                       952         1,425,377              -           1,426,329
    Redemption of common stock              (  191)       (  396,590)             -          (  396,781)
    Issuance of common stock (employee
      and other compensation)                1,469         2,145,864              -           2,147,333
    Issuance of common stock
      (Xyros acquisitions)                     150           562,350              -             562,500
    Issuance of common stock
      (ETMC acquisitions)                      250           787,250              -             787,500
    Issuance of common stock (debt
      conversion)                              370           403,838              -             404,208
    Net loss for the year ended
      December 31, 1999                         -                -          (3,670,896)      (3,670,896)
                                           -------         ---------         ---------        ---------

Balances at December 31, 1999                7,167         5,334,342        (3,893,648)       1,447,861
    Sales of common stock                    2,843         1,448,097               -          1,450,940
    Stock options exercised                     88               894               -                982
    Issuance of common stock (employee
      and other compensation)                1,383           581,169               -            582,552
    Net loss for the year ended
      December 31, 2000                        -                 -          (2,204,282)      (2,204,282)
                                           -------         ---------         ---------        ---------


Balances at December 31, 2000              $11,481        $7,364,502       $(6,097,930)      $1,278,053
                                           =======         =========        ==========        =========


See accompanying notes.


                               VIEW SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                             2000                   1999
                                                                             ----                   ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                          $(2,204,282)              $( 3,670,896)
    Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation and amortization                                        157 ,900                    125,155
    Impairment loss of goodwill and other intangible assets                  -                       244,155
    Employee and other compensation paid through
      the issuance of common stock                                        582,552                  2,147,333
    Employee compensation related to stock
      options granted                                                          -                      87,420
    Interest paid through issuance of common stock                             -                      33,000
    Changes in operating assets and liabilities:
      Accounts receivable                                              (   61,739)               (    93,278)
      Inventory                                                            45,874                (   141,213)
      Other assets                                                          6,175                (     6,571)
      Accounts payable                                                    227,141                    150,333
      Accrued interest                                                     11,000                     11,000
      Payroll taxes payable                                                12,788                     19,163
                                                                      -----------                 ----------

        Net cash used by operating activities                          (1,222,591)               ( 1,094,399)
                                                                      -----------                 ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                 (   67,479)               (    50,354)
    Funds advanced to affiliated entities                              (   14,562)               (   459,180)
    Investment in MediaComm Broadcasting Systems, Inc.                 (      -  )               (    28,000)
                                                                      -----------                 ----------

        Net cash used in investing activities                          (   82,041)               (   537,534)
                                                                      -----------                 ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from loans provided by stockholders                           56,452                    132,071
    Repayment of note payable-bank                                     (   27,647)               (     5,270)
    Proceeds from sales of stock                                        1,451,922                  1,426,329
                                                                      -----------                 ----------

        Net cash provided by financing activities                       1,480,727                  1,553,130
                                                                      -----------                 ----------

NET INCREASE( DECREASE) IN CASH                                           176,095                (    78,803)

CASH AT BEGINNING OF YEAR                                                  89,150                    167,953
                                                                      -----------                 ----------

CASH AT END OF YEAR                                                   $   265,245                $    89,150
                                                                      ===========                 ==========

See accompanying notes

                               VIEW SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

(Continued)


                                                                             2000                     1999
                                                                             ----                     ----
Schedule of noncash investing and financing transactions:

    Common stock issued to effect purchase of
      Eastern Tech Manufacturing, Inc.                                   $     -                      $ 787,500
                                                                           ======                       =======

    Debt issued to effect purchase of
      Eastern Tech Manufacturing, Inc.                                   $     -                      $ 148,184
                                                                           ======                       =======

    Common stock issued for to effect purchase
      of Xyros Systems, Inc.                                             $     -                      $ 562,500
                                                                           ======                       =======

    Common stock issued for conversion of debt                           $     -                      $ 404,208
                                                                           ======                       =======

    Common stock redeemed in exchange for receivable                     $     -                      $ 396,781
                                                                           ======                       =======



Cash paid during the period for:

    Interest                                                             $ 12,338                     $  45,379
                                                                           ======                        ======


    Income taxes                                                         $     -                      $     -
                                                                           =======                       ======

See accompanying notes

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations

          View Systems, Inc. (the "Company") designs and develops computer software and hardware used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, from formation to June 30, 1999, were devoted primarily to raising capital, developing the technology, promotion, and administrative functions. As of July 1, 1999 the Company was no longer considered to be in the development stage.

          Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Real View Systems, Inc. ("Real
View"), Xyros Systems, Inc. ("Xyros") and Eastern Tech Manufacturing, Inc. ("ETMC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

          Use of Estimates

          Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

          Revenue Recognition

          The Company and its subsidiaries recognize revenue and the related cost of goods sold upon shipment of the product.

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 had no impact on the Company's financial condition or results of operations.

          Inventories

          Inventories are stated at the lower of cost or market. Cost is determined by the last-in-first-out method (LIFO).

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          Property and Equipment

          Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes or computing depreciation are as follows:

                        Equipment               5-7 years
                        Software tools          3 years

          Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 2000 and 1999 amounted to $44,765 and $29,856 respectively.

          Impairment of Long-Lived Assets

          Long-lived assets and identifiable intangibles (including goodwill) to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition.

          Income Taxes

          Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

          Research and Development

          Research and development costs are expensed as incurred. Equipment and facilities acquired for research and development activities that have alternative future uses are capitalized and charged to expense over the estimated useful lives.

          Advertising

          Advertising costs are charged to operations as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were $20,931 and $23,256, respectively.

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          Nonmonetary Transactions

          Nonmonetary transactions are accounted for in accordance with Accounting Principles Board Opinion No. 29 Accounting for Nonmonetary Transactions which requires the transfer or distribution of a nonmonetary asset or liability to be based, generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident.

          Financial Instruments

          For most financial instruments, including cash, accounts receivable, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

          Net Loss Per Common Share

          Basic net loss per common share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share ("Diluted EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of the net loss per share available to common stockholders for the years ended December 31, 2000 and 1999 does not include potential shares of common stock equivalents, as their impact would be antidilutive.

          Segment Reporting

          The company has determined that it does not have any separately reportable operating segments for the years ended December 31, 2000 and 1999.

2. FINANCIAL CONDITION AND MANAGEMENT'S PLAN

          The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going-concern. However, the Company has sustained significant operating losses in the past two years. In addition, the Company has used substantial amounts of working capital in its operations. As of December 31, 2000 and for the year then ended, the Company had an accumulated deficit of $6.1 million and a net loss of $2.2 million. Further, as of December 31, 2000 current liabilities exceed current assets by $93,770. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future.

          In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the ability to meet it financing requirements, and the success of its future operations. Management has undertaken a vigorous effort to reduce both cost of sales and other operating expenses. Additionally, the Company will be dependent upon the ability to raise capital through equity offerings and the exercise of common stock options and warrants. The Company anticipates that upon registration of shares in the second quarter of 2001 that 2,000,000 common stock warrants will be exercised at a price of $.40 per share thereby raising $800,000. Management also anticipates additional equity offerings and the exercise of additional common stock options and warrants later in 2001. There can be no assurance that these equity offerings will be successful. Management believes the actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

3. BUSINESS COMBINATIONS

          On February 25, 1999, the Company acquired Xyros Systems Inc. of Columbia, Maryland, a developer of computer based systems and equipment that captures video and audio data and transmits and stores it within standard personal computer systems. Under the terms of the merger agreement, each of the 100 shares of Xyros's common stock was exchanged for 1,500 shares of the Company's common stock. This acquisition was accounted for as a purchase.

          In May of 1999, the Company completed its acquisition of ETMC, a computer parts and accessories manufacturer. The business combination was accounted for as a purchase in which each outstanding share of ETMC common stock was converted into the right to receive shares of the Company. At closing, the purchase price (as defined in the agreement and plan of merger) of $935,684 was paid by the issuance of 250,000 shares of common stock and the assumption of liabilities for both legal fees and a non-compete clause. The excess cost over net liabilities acquired of $495,344 was recorded as goodwill.

4. INVENTORY

          Inventories at December 31, 2000 consisted of the following:

                   Work in process                                  43,835
                   Raw materials                                    51,504
                                                                    ------

                                                                  $ 95,339
                                                                    ======

5. DUE FROM AFFILIATED ENTITY

          The Company has advanced non-interest bearing funds of $105,552 as of December 31, 2000 to a related corporation, View Technologies, Inc. which is controlled by the Chief Executive Officer of the Company. There are no formal repayment terms associated with this advance. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary.

6. DUE FROM AFFILIATE

          The Company has advanced non-interest bearing funds to its Chief Executive Officer in the amount of $20,000 as of December 31, 2000. There are no repayment terms associated with this advance.

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

7. INVESTMENTS

          The Company owns approximately 14% of the common stock of a privately held entity known as MediaComm Broadcasting Systems, Inc., which is a development stage company formed to generate revenue through internet retail sales. There is no market for the entity's common shares, and it was impracticable to estimate fair value of the Company's investment. The investment is carried on the balance sheet at original cost of $28,000 or $.03 a share.

8. INTANGIBLE ASSETS

          In relation to the business combination with ETMC accounted for under the purchase method of accounting, the Company recorded goodwill in the amount of $495,344. This amount was based on the difference between the fair market value of the Company's stock at the acquisition date and the fair value of ETMC's net assets. During the fourth quarter of 1999, management conducted a thorough review of ETMC's operations, including customer base, current production capacity, and job order backlog. Based on this review, the Company recognized an impairment loss in the amount of $199,009. The remaining goodwill is being amortized over a 10 year period, beginning at the acquisition date.

          In relation to the business combination with Xyros accounted for under the purchase method of accounting, the Company recorded goodwill in the amount $802,069. This amount was based on the difference between the fair market value of the Company's stock at the acquisition date and the fair market value of Xyros's net assets and is being amortized on a straight-line basis over a ten year period.

          Software development costs of $47,146 relating to internal costs associated with a software product that the Company will not market were also written-off to expense during 1999.

9. NOTE PAYABLE - BANK

          One of the Company's subsidiaries has a note payable with a bank having an outstanding balance of $42,083 as of December 31, 2000. The note bears interest equivalent to the prime rate plus 2% per annum payable monthly and is personally guaranteed by three stockholders and former officers of the Company. The Company is obligated to make monthly principal payments of $5,000.

10. NOTE PAYABLE - OTHERS

          In connection with the acquisition of Xyros, the Company assumed liabilities evidenced by notes payable to the stockholders of Xyros. The notes carry an annual interest rate of 10% with interest paid monthly. The notes were originally due December 31, 1999, but the Company has renegotiated the terms of the loan to allow for repayment as cash flow permits.

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

11. INCOME TAXES

          The components of the net deferred tax asset and liability as of December 31, 2000 are as follows:

        Effect of net operating  loss  carryforward     $ 2,090,000
        Less valuation allowance                        $(2,090,000)
                                                          ---------
              Net deferred tax asset (liability)        $     -
                                                          =========

12. STOCK-BASED COMPENSATION

          During the years ended December 31, 2000 and 1999 the Company granted restricted stock, incentive stock options, non-qualified stock options, and warrants to employees, officers, independent consultants and investors.

          Restricted Stock Grants
          -----------------------

          The Company's Board of Directors and stockholders have approved a restricted share plan under which shares of the Company's common stock will be granted to employees, officers, and directors at the discretion of the Board of Directors. During 2000 and 1999 the Company issued the following shares under this Plan and additional shares at the direction of the Board of Directors:

                                    2000                         1999
                          ------------------------     ------------------------
                            Number        Expense       Number         Expense
                          of Shares     Recognized     of Shares     Recognized
                          ---------     ----------     ---------     ----------

Officers and employees      580,000     $ 266,927      1,100,000     $1,755,000
Consultants                 803,000       156,125        369,000        392,333
                            -------     ---------      ---------     ----------

                          1,383,000     $ 423,052      1,469,000     $2,147,333
                          =========     =========      =========     ==========

          The recognition of expense was based on the fair market value of the common stock issued on the date of the grant.

          Stock Options and Warrants
          --------------------------

          The Company adopted the 1999 Stock Option Plan during 1999. The Plan reserves 4,500,000 shares of the Company's unissued common stock for options. Options, which may be tax qualified and non-qualified, are exercisable for a period of up to ten years at prices at or above market price as established on the date of grant.

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          A  summary  of  the  Company's   stock  option  activity  and  related
information for the years ended December 31, 2000 and 1999 is as follows:

                                                         2000
                                       -----------------------------------------

                                        Common      Weighted
                                        Stock       Average        Range of
                                       Options   Exercise Price  Exercise Prices
                                       -------   --------------  ---------------

   Outstanding at beginning of year    504,860      $  1.56        $0.01-$2.07

   Granted                                -             -                -
   Exercised                           (87,250)         .01             .01
   Expired/cancelled                  (309,920)        2.00            2.00
                                       -------
   Outstanding at end of year          107,690        $1.63        $0.01-$2.07
                                       =======

                                                         1999
                                       -----------------------------------------

                                        Common      Weighted
                                        Stock       Average        Range of
                                       Options   Exercise Price  Exercise Prices
                                       -------   --------------  ---------------


   Outstanding at beginning of year       -         $ -            $     -
   Granted                             504,860       l.56           0.01-2.07
   Exercised                              -           -                  -
   Expired/cancelled
                                       -------

   Outstanding at end of year          504,860      $1.56          $0.01-$2.07
                                       =======

                             All options issued are immediately exercisable.

                             The Company has issued warrants to purchase the Company's common stock as follows:

                                                         2000
                                       -----------------------------------------

                                        Common      Weighted
                                        Stock       Average        Range of
                                       Warrants  Exercise Price  Exercise Prices
                                       --------  --------------  ---------------

   Outstanding at beginning of year     454,000       $2.00           $2.00

   Granted                            3,200,000        1.85          .50-2.25
   Exercised                           (665,000)        .50             .50
   Expired/cancelled                      -              -               -
                                      ---------
   Outstanding at end of year         2,989,000       $1.97         1.25-2.25
                                      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                         2000
                                       -----------------------------------------

                                        Common      Weighted
                                        Stock       Average        Range of
                                       Warrants  Exercise Price  Exercise Prices
                                       --------  --------------  ---------------


   Outstanding at beginning of year       -          $  -            $  -

   Granted                              454,000        2.00            2.00
   Exercised                              -             -               -
   Expired/cancelled                      -             -               -
                                       --------

   Outstanding at end of year           454,000      $ 2.00          $ 2.00
                                       ========

          During January, 2001 the company cancelled 2,235,000 warrants with an exercise price of $2.00 per share due to non-performance of the warrant holder.

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123; Accounting for Stock-Based Compensation (SFAS No. 123), but applies Accounting Principle Board Opinion No. 25 and related interpretations. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 5.97% - 6.09%; expected volatility of 70.0%; expected option life of 2 years from vesting and an expected dividend yield of 0.0%. If the Company had elected to recognize cost based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, net loss and loss share would have been changed to the pro forma amounts for the year ended December 31, 1999 as follows:

        Net income - as reported                           $ (3,670,896)
        Net income - pro forma                               (3,937,524)

        Net income per share - as reported                 $      (0.63)
        Net income per share - pro forma                          (0.68)

          There were no stock options granted during the year ended December 31, 2000.

13. RELATED PARTY TRANSACTIONS

          During the year ended December 31, 1999 the Company redeemed 59,860 shares owed by the Chief Executive Officer for $50,000 in cash and the elimination of $67,719 due to the Chief Executive Officer for a total consideration for $117,719

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          During the year ended December 31, 1999 the Company converted a note payable and related accrued interest to a family member of the Chief Executive Officer in the amount of $200,000 to 200,000 share of the Company's common stock.

14. CONCENTRATION OF CREDIT RISK

          The Company maintains a checking account in a commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000.


                                               VIEW SYSTEMS, INC.

                                          CONSOLIDATED BALANCE SHEET

                                                     ASSETS

                                                                       September 30,      December 31,
                                                                            2001               2000
                                                                       -------------      ------------
                                                                        (Unaudited)
CURRENT ASSETS:
    Cash                                                               $   366,207       $   265,245
    Accounts receivable (net)                                              562,488           155,017
    Inventory                                                              173,442            95,339
                                                                       -----------       -----------
             Total current assets                                        1,102,137           515,601
                                                                       -----------       -----------

PROPERTY AND EQUIPMENT:
    Equipment                                                              416,864           382,609
    Leasehold improvements                                                  20,261            20,261
                                                                       -----------       -----------
                                                                           437,125           402,870
        Less accumulated depreciation                                      113,387            79,814
                                                                       -----------       -----------
             Net value of property and equipment                           323,738           323,056
                                                                       -----------       -----------

OTHER ASSETS:
    Goodwill                                                               809,531           894,383
    Investments                                                             28,000            28,000
    Due from affiliated entity                                             105,552           105,552
    Due from stockholders                                                   79,099            20,000
    Deposits                                                                 3,332               832
                                                                       -----------       -----------
             Total other assets                                          1,025,514         1,048,767
                                                                       -----------       -----------
             TOTAL ASSETS                                              $ 2,451,389       $ 1,887,424
                                                                       ===========       ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                                   $   393,170       $   401,247
    Note payable bank                                                        6,720            42,083
    Notes payable                                                          110,000           110,000
    Accrued interest payable                                                30,250            22,000
    Other accrued liabilities                                                1,490            31,951
    Due to stockholder                                                         -               2,090
                                                                       -----------       -----------
                  Total current liabilities                                541,630           609,371
                                                                       -----------       -----------
STOCKHOLDERS' EQUITY:
    Common stock  par value $0.001
      50,000,000 shares authorized,
      14,305,000 shares issued and outstanding                              14,305              -
      11,481,031 shares issued and outstanding                                 -              11,481
    Additional paid-in capital                                           8,875,678         7,364,502
    Accumulated deficit                                                 (6,980,224)       (6,097,930)
                                                                       -----------       -----------
                  Total stockholders' equity                             1,909,759         1,278,053
                                                                       -----------       -----------
         TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                       $ 2,451,389       $ 1,887,424
                                                                       ===========       ===========

See accompanying notes


                                         VIEW SYSTEMS, INC.

                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (Unaudited)


                                                            Three Months Ended                  Nine months Ended
                                                            ------------------                  -----------------
                                                                September 30,                     September 30,
                                                           2001              2000           2001            2000
                                                     --------------    ------------     -------------   -----------

REVENUE:
         Sales of security systems                    $   312,353       $   31,719       $    744,842    $   146,979
         Sales of assembled electronic components            -              34,848              9,512        261,080
                                                      -----------       ----------       ------------    -----------

              Total sales                                 312,353           66,567            754,354        408,059

              Cost of goods sold                          161,675           20,412            360,575        211,168
                                                      -----------       ----------       ------------    -----------

GROSS PROFIT ON SALES                                     150,678           46,155            393,779        196,891
                                                      -----------       ----------       ------------    -----------

OPERATING EXPENSES:
         Advertising and promotion                         31,168            1,283             32,294         12,663
         Amortization                                      28,284           27,281             84,852         81,843
         Depreciation                                      11,191           11,293             33,573         33,404
         Dues and subscriptions                               885              495              2,795          2,741
         Insurance                                         11,443            5,694             28,138         13,174
         Interest                                           3,202            4,022             11,800         15,570
         Investor relations                                22,525           15,488             73,575         49,353
         Miscellaneous expense                                249           11,338              9,741         13,777
         Office expenses                                   18,751           26,102             82,208         92,311
         Professional fees                                 75,362          110,757            302,936        282,013
         Rent                                               7,779           26,746             88,752         81,590
         Repairs and maintenance                              820            1,158              8,560          8,165
         Research and development                            -              34,538              -            143,840
         Salaries and benefits                            116,961          137,103            422,178        420,032
         Sales promotions                                  11,618           25,796             35,723         74,050
         Taxes - other                                       -                 362              9,151          4,667
              Travel                                       11,618            4,882             35,723         34,412
         Utilities                                          2,348            4,875             14,074         12,659
                                                      -----------        ---------       ------------    -----------

                  Total operating expenses                354,204          449,213         1,276, 073      1,376,264
                                                      -----------        ---------       ------------    -----------

NET LOSS FOR THE PERIODS                              $(  203,526)       $(403,058)       $(  882,294)   $(1,179,373)
                                                      ===========        =========        ===========    ===========


LOSS PER SHARE:

     Basic                                            $     (0.02)       $   (0.05)       $     (0.07)   $     (0.15)
                                                      ===========        =========        ===========    ===========

     Diluted                                          $     (0.02)       $   (0.05)       $     (0.07)   $     (0.15)
                                                      ===========        =========        ===========    ===========

See accompanying notes



                                                          VIEW SYSTEMS, INC.

                                        CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                         FOR THE PERIOD JANUARY 1, 2000 TO SEPTEMBER 30, 2001

                                                              Additional                                 Total
                                                 Common        Paid-In               Accumulated      Stockholders'
                                                 Stock         Capital                 Deficit           Equity
                                               ---------     ------------            ------------    --------------

 Balances at January 1, 2000                   $  7,167      $  5,334,342            $( 3,893,648)    $ 1,447,861

    Sale of common stock                          1,285           863,991                    -            865,276

    Stock options  exercised                        100               978                    -              1,078

    Net loss for the nine months
      ended September  30, 2000                     -                -                ( 1,179,373)     (1,179,373)
                                              ---------      ------------            ------------     -----------

Balances at September 30, 2000 (Unaudited)        8,552         6,199,311             ( 5,073,021)      1,134,842

    Sale of common stock                          1,446           583,044                    -            584,490

    Stock options exercised                         100               978                    -              1,078

    Issuance of common stock
      (employee and other compensation)           1,383           581,169                    -            582,552

    Net loss for the period of October 1, 2000
      to December 31, 2000                          -                -                ( 1,024,909)     (1,024,909)
                                              ---------      ------------            ------------     -----------

Balances at December 31, 2000                    11,481         7,364,502             ( 6,097,930)      1,278,053

    Sale of common stock                          2,764         1,486,236                    -          1,489,000

    Issuance of common stock
          for services                               60            24,940                    -             25,000

    Net loss for the nine months
        ended September 30, 2001                    -                -                (   882,294)     (  882,294)
                                              ---------      ------------            ------------     -----------

Balances at September 30, 2001 (Unaudited)    $  14,305      $  8,875,678            $( 6,980,224)    $ 1,909,759
                                              =========      ============            ============     ===========

See accompanying notes


                                          VIEW SYSTEMS, INC.

                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     FOR THE NINE MONTHS ENDED


                                                             September 30,    September 30,
                                                                 2001             2000
                                                             -------------   ---------------
                                                              (Unaudited)      (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                 $(  882,294)     $( 1,179,373)
    Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation and amortization                             118,425           115,247
       Stock issued for services                                  25,000              -
       Changes in operating assets and liabilities:
         Accounts receivable                                  (  407,471)           51,051
         Inventory                                            (   78,103)      (    76,839)
         Deposit                                              (    2,500)      (     1,653)
         Accounts payable                                     (    8,077)          162,489
         Accrued interest                                          8,250             8,250
         Other accrued liabilities                            (   30,461)           19,910
                                                              ----------      ------------

         Net cash used in operating activities                (1,257,231)      (   900,918)
                                                              ----------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of property and equipment                  (   34,255)      (    34,972)
          Funds advanced to affiliated entities                     -          (    12,443)
                                                              ----------      -------------

        Net cash used in investing activities                 (   34,255)      (    47,415)
                                                              ----------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Funds advanced (to) from shareholders                (   61,189)           60,038
         Repayment of note payable - bank                     (   35,363)      (    23,166)
         Proceeds from sales of stock                          1,489,000           866,354
                                                              ----------      -------------

       Net cash provided by financing activities               1,392,448           903,226
                                                              ----------      -------------

NET INCREASE/(DECREASE) IN CASH                                  100,962       (    45,107)

CASH AT BEGINNING OF PERIOD                                      265,245            89,150
                                                              ----------      ------------

CASH AT END OF PERIOD                                         $  366,207      $     44,043
                                                              ==========      ============


See accompanying notes

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations
          --------------------

          View Systems, Inc. (the "Company") designs and develops computer software and hardware used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, from formation to September 30, 1999, have been devoted primarily to raising capital, developing the technology, promotion, and administrative function.

          Basis of Consolidation
          ----------------------

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Real View Systems, Inc. ("Real
View"), Xyros Systems, Inc. ("Xyros") and Eastern Tech Manufacturing, Inc. ("ETMC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

          Use of Estimates
          ----------------

          Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

          Revenue Recognition
          -------------------

          The Company and its subsidiaries recognize revenue and the related cost of goods sold upon shipment of the product.

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" . SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 had no impact on the Company's financial position or results of operations.

          Inventories
          -----------

          Inventories are stated at the lower of cost or market. Cost is determined by the last-in-first-out method (LIFO).

          Property and Equipment
          ----------------------

          Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000


included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:

              Equipment                                   5-7 years
              Software tools                                3 years


          Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the nine months ended September 30, 2001 and 2000 amounted to $33,573 and $33,404 respectively.

          Impairment of Long-Lived Assets
          -------------------------------

          Long-lived assets and identifiable intangibles (including goodwill) to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition.

          Income Taxes
          ------------

          Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

          Research and Development
          ------------------------

          Research and development costs are expensed as incurred. Equipment and facilities acquired for research and development activities that have alternative future uses are capitalized and charged to expense over the estimated useful lives.

          Advertising
          -----------

          Advertising costs are charged to operations as incurred. Advertising costs for the nine months ended September 30, 2001 and 2000 were $32,294 and $12,668, respectively.

          Nonmonetary Transactions
          ------------------------

          Nonmonetary   transactions   are  accounted  for  in  accordance  with
Accounting   Principles   Board  Opinion  No.  29  Accounting  for   Nonmonetary
Transactions which requires the transfer or distribution of a

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000


nonmonetary asset or liability to be based, generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident.

          Financial Instruments
          ---------------------

          For most financial instruments, including cash, accounts receivable, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

          Net Loss Per Common Share
          -------------------------

          Basic net loss per common share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share ("Diluted EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of the net loss per share available to common stockholders for the nine months ended September 30, 2001 does not include potential shares of common stock equivalents, as their impact would be antidilutive.

          Segment Reporting
          -----------------

          The company has determined that it does not have any separately reportable operating segments as of September 30, 2001.

2.  FINANCIAL CONDITION

          Since its inception, the Company has incurred significant losses and as of September 30, 2001 had an accumulated deficit of $7.0 million. The tragic events of September 11, 2001 have, however, generated an increased interest in the Company's products and services. While the Company believes that it will incur operating losses in the near term, it is anticipated that increased sales resulting from the heightened interest in security products will have a significantly positive effect on the Company's earnings. However, there can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. The Company believes that its current cash and cash equivalents, along with sales revenue and anticipated equity infusions, will be sufficient to sustain operations through September 30, 2002.

3.  NEW ACCOUNTING PRONOUNCEMENTS

          In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business
Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria for intangible

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000


assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 will require goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of the statement. SFAS No. 142 will also require intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

          The Company is required to adopt the provision of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. Further more, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of SFAS No. 142.

          SFAS No. 141 will require, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values for all intangible assets acquired in purchase business combinations, and make any necessary changes to the amortization period by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. The Company is assessing the effects of the adoption of these standards and these potential effects cannot be determined at this time.